Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

CANCER GENETICS, INC.

WOGOLOS LTD.

AND

NOVELLUSDX LTD.

Dated as of September 18, 2018

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-ii-

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 18, 2018 (this “Agreement”), among CANCER GENETICS, INC., a Delaware corporation (“CGI”), WOGOLOS LTD., a company formed under the laws of the State of Israel (“Merger Sub”) and registered under No. 51-588480-7 with the Israeli Registrar of Companies, and NOVELLUSDX LTD., a company formed under the laws of the State of Israel (“NDX”) and registered under No. 514625391 with the Israeli Registrar of Companies.

WHEREAS, the respective boards of directors of CGI (the “CGI Board”) and NDX (the “NDX Board”) have unanimously adopted this Agreement, and such respective boards of directors have determined that the terms of this Agreement, including the Merger are fair to, and in the respective best interests, of CGI and NDX, respectively, and their respective stockholders or shareholders (as applicable);

WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and declared it advisable for Merger Sub to enter into this Agreement and to consummate the Transactions, including the Merger, and has recommended that CGI, as its sole shareholder, approve and adopt this Agreement, the Merger and the other Transactions;

WHEREAS, the CGI Board has recommended that its stockholders approve this Agreement;

WHEREAS, the NDX Board has recommended that its shareholders approve this Agreement;

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined below) (the “Intended Tax Treatment”), and by executing this Agreement, the parties hereto intend that this Agreement be adopted as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to the parties hereto to enter into this Agreement and consummate the Transactions, certain shareholders of NDX and CGI listed on Schedule I hereto have entered into voting agreements, dated as of the date hereof, in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which such shareholders have agreed, subject to the terms thereof, to vote or cause to be voted all of the shares of capital stock of NDX or CGI, respectively, held of record or beneficially by such shareholders in favor of the adoption and approval of this Agreement and to take any other actions required of them to consummate the Merger;

WHEREAS, concurrently with the execution of this Agreement, NDX has entered into that certain Credit Agreement, by and between NDX and CGI (the “Bridge Loan Agreement”), pursuant to which NDX has agreed to loan up to $2,300,000 aggregate principal amount (the “Bridge Loan”) to CGI, subject to the terms and conditions thereof;

WHEREAS, concurrently with the execution of this Agreement, certain current investors in NDX are entering into subscription agreements (the “Subscription Agreements”) with CGI, dated as of the date hereof, pursuant to which such investors have subscribed, in a private placement pursuant to Regulation D under the Securities Act for shares of CGI Common Stock and warrants (the “Private Placement”), to purchase CGI Common Stock having an aggregate purchase price of at least $7,000,000, subject to the terms of such Subscription Agreements, (such subscriptions, along with any other subscriptions to purchase CGI Common Stock being made on the date hereof, the “Initial Equity Subscriptions”, and collectively with the Additional Equity Subscriptions, the “Equity Investment”), the closing of which is conditioned on the Closing of the Merger; and

WHEREAS, CGI, Merger Sub and NDX desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
The Merger

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 314 through 327 of the Israeli Companies Law - 5759-1999 (the “Companies Law”), at the Effective Time, Merger Sub shall be merged with and into NDX (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub (as the target company, or Chevrat Ha’Ya’ad) shall cease and NDX (as the absorbing company, or HaChevra Ha’Koletet) shall continue as the surviving corporation in the Merger (the “Surviving Company”). As a result of the Merger, NDX shall (a) become a wholly owned subsidiary of CGI, (b) continue to be governed by the Laws of the State of Israel, (c) have a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the Companies Law, and the existing shareholders of NDX shall be entitled to the Merger Consideration in accordance with the provisions of Article II of this Agreement.

Section 1.02 Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing (the “Closing”) of the Merger shall take place at the offices of Lowenstein Sandler LLP, One Lowenstein Drive, Roseland, NJ 07068 (or pursuant to the electronic or other remote exchange of all executed documents and other deliverables required by this Agreement to be delivered at Closing, including pursuant to Article VII) at 7:00 a.m., Eastern time, on the third Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between CGI and NDX. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.02, each of NDX and Merger Sub shall (and CGI shall cause Merger Sub to), in coordination with each other, inform the Registrar of Companies of the State of Israel (the “Israeli Registrar of Companies”) that all conditions to the Merger under the Companies Law and this Agreement have been met (together with any other documentation required to be submitted to the Israeli Registrar of Companies, whether under this Agreement or the Merger Proposal, by the Israeli Registrar of Companies or otherwise) and setting forth the proposed date for the date of effectiveness of the Merger on which the Israeli Registrar of Companies is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”). The Merger shall become effective upon the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, the Parties intend that the Merger shall be declared effective and that the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law shall both occur on the Closing Date, as a condition to Closing.

Section 1.04 Effects. The Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to all the rights and properties and the business of Merger Sub, and shall assume all of the debts, claims, liabilities and obligations of Merger Sub, Merger Sub will be merged with and into NDX, and the separate corporate existence of Merger Sub will cease, and the Surviving Company will become wholly owned (including with respect to any warrants, options or other securities) directly by CGI, all as provided under the Companies Law.

Section 1.05 Articles of Association of the Surviving Company. At the Effective Time, the articles of association of NDX shall be amended and restated to read in their entirety in the form of Exhibit B, and as so amended shall remain in effect from and after the Effective Time as the articles of association of the Surviving Company (the “Surviving Company Articles”) until duly amended as provided therein or by applicable Law.

Section 1.06 Directors and Officers of the Surviving Company. At the Effective Time, the directors and officers of the Surviving Company, each to hold office in accordance with the Surviving Company Articles, shall be the directors and officers as mutually agreed upon in writing by CGI and NDX, in accordance with the terms of Section 6.13.

Article II
Effect on Share Capital; Exchange of Certificates

Section 2.01 Effect on Share Capital of NDX.

(a)       At the Effective Time, by virtue of the Merger and without any action on the part of CGI, Merger Sub or NDX, or the holders of any NDX Shares, each NDX Share, including NDX Shares into which NDX Preferred Shares shall have been converted in accordance with Section 6.04(b), together with all other issued and outstanding NDX Shares, along with each share of NDX Share Capital, if any, that immediately prior to the Effective Time is considered a dormant share (or menayah redumah) under Israeli law, shall be deemed transferred to CGI, and the NDX Shareholders’ right and title to such NDX Shares immediately preceding the Effective Time shall be converted, at the Effective Time, into the right to receive a portion of the Merger Shares (following and assuming (i) the exercise or termination of the vested NDX Options pursuant to Section 6.04(a), (ii) the conversion of the NDX Preferred Shares pursuant to Section 6.04(b) and (iii) the exercise or termination of the vested NDX Warrants pursuant to Section 6.04(c)) as follows and according to the following order of preference:

(1)       First, each NDX Ordinary B Share shall be converted into the right to receive such number of Merger Shares according to the Ordinary B Share Exchange Ratio;

(2)       Second, each NDX Ordinary Share (which, for the avoidance of doubt, includes NDX Ordinary Shares issued in respect of NDX Options in accordance with Section 6.04(a)) shall be converted into the right to receive such number of Merger Shares according the Ordinary Share Exchange Ratio (assuming issuance of all Merger Shares issuable pursuant to this Section 2.01(a)(1) in respect of each NDX Ordinary B Share) and Merger Shares equal to the Retention Share Number shall be set aside and allocated as soon as practicable after the Closing to certain employees of NDX pursuant to a retention plan to be adopted by CGI promptly following the Closing (provided that if the number of Merger Shares remaining following the issuance of all Merger Shares issuable pursuant to Section 2.01(a)(1) is less than the sum of: (x) the number of Merger Shares into which the NDX Ordinary Shares would convert at the Ordinary Share Exchange Ratio, and (y) the Retention Share Number, then such number of Merger Shares into which the NDX Ordinary Shares would convert, and the Retention Share Number shall each be reduced on a proportionate basis); and

(3)       Third, each NDX Ordinary A Share shall be converted into the right to receive a pro-rata portion of any and all Merger Shares not allocated pursuant to Section 2.01(a)(1) and Section 2.01(a)(2) (such unallocated Merger Shares, the “Remaining Merger Shares”). Such pro-rata portion shall be calculated by dividing the number of Remaining Merger Shares by the number of Ordinary A Shares issued and outstanding immediately prior to the Effective Time.

All Merger Shares to be issued pursuant to this Section 2.01(a), and subject to Section 2.01(c), are collectively referred to herein as the “Merger Consideration”. Each holder of a physical certificate (a “Certificate”) that immediately prior to the Effective Time represented any such NDX Shares shall cease to have any rights with respect thereto, except the right to receive the portion of the Merger Consideration into which such NDX Shares were converted pursuant hereto and any dividends or other distributions to which holders become entitled upon the surrender of such Certificates in accordance with Section 2.02(c), in each case without interest and less, subject to Section 2.02(i), any applicable withholding Taxes (as hereinafter defined).

(b)       Calculation of Merger Shares and Allocation of Merger Shares. At Closing, the Chief Financial Officer of CGI shall deliver to NDX a certificate, containing the number of Adjusted Outstanding CGI Shares, together with a detailed calculation of the number of Adjusted Outstanding CGI Shares and the number of Merger Shares. At the Closing, NDX shall deliver to CGI a certificate, setting forth the allocation of Merger Shares in accordance with Section 2.01(a).

(i)       “Adjusted Outstanding CGI Shares” means the number of shares equal to the sum of the immediately following clauses (1) through (4), as adjusted pursuant to the immediately following clause (5):

(1)       the total number of shares of CGI Common Stock outstanding immediately prior to the Effective Time; plus

(2)       the total number of shares of CGI Common Stock issuable upon the conversion of (x) that certain Convertible Promissory Note, dated July 17, 2018, issued by CGI in favor of Iliad Research and Trading, L.P. (the “Iliad Convertible Note”) and (y) all Permitted Convertible Debt; plus

(3)       to the extent not included in the immediately preceding clauses (1) or (2) or the immediately following clause (4), all CGI Common Stock (including all CGI Common Stock issuable upon exercise or conversion of any Equity Interests or convertible debt or other convertible instrument, whether or not then exercisable or convertible) issued by CGI on or after the date hereof and on or prior to the Closing Date; plus

(4)       the total number of shares of CGI Common Stock represented by (i) warrants to purchase Equity Interests of CGI and (ii) CGI Stock Options, in each case outstanding immediately prior to the Effective Time, determined using the treasury stock method.

(5)       To the extent included in the immediately preceding clauses (1) through (4), Adjusted Outstanding CGI Shares shall exclude: (i) shares of CGI Common Stock issued in the Equity Investment and shares of CGI Common Stock underlying warrants issued in the Equity Investment (other than, in each case, shares of CGI Common Stock and CGI Common Stock underlying warrants issued in the Equity Investment pursuant to the conversion of Permitted Convertible Debt); (ii) shares of CGI Common Stock and CGI Common Stock underlying warrants issued in the Equity Investment pursuant to the conversion of up to $1,000,000 aggregate principal amount of Permitted Insider Convertible Debt; and (iii) shares of CGI Common Stock that are available for, and subject to, issuance under the CGI Stock Plans and that are not subject to any grants or awards under the CGI Stock Plans that are outstanding immediately prior to the Effective Time.

(ii)       “CGI Percentage” means fifty-one percent (51%).

(iii)       “Merger Shares” means the total number of fully paid and non-assessable shares of CGI Common Stock to be issued in the Merger pursuant to Section 2.01(a), determined as follows: (a) the NDX Percentage (expressed as a number rather than a percentage by dividing the NDX Percentage by 100) multiplied by (b) the quotient of (x) the Adjusted Outstanding CGI Shares divided by (y) the CGI Percentage (expressed as a number rather than a percentage by dividing the CGI Percentage by 100).

(iv)       “NDX Percentage” means forty-nine percent (49%).

(v)       “Ordinary Share Exchange Ratio” means the number of Merger Shares equal to the quotient of (a) $650,000 divided by the Price Per Share, divided by (b) the number of Ordinary Shares issued and outstanding immediately prior to the Effective Time.

(vi)       “Ordinary B Share Exchange Ratio” means the number of Merger Shares equal to the quotient of (a) $14.0 million divided by the Price Per Share, divided by (b) the number of Ordinary B Shares issued and outstanding immediately prior to the Effective Time.

(vii)       “Price Per Share” means the lower of (i) $1.01 and (ii) the closing price of the CGI Common Stock on the trading day immediately prior to the Closing Date.

(viii)       “Retention Share Number” means the number of Merger Shares equal to the quotient of $350,000 divided by the Price Per Share.

For the avoidance of doubt, and notwithstanding anything to the contrary herein or otherwise, the total number of shares of CGI Common Stock to be issued in connection with the Merger as Merger Consideration shall be no greater than the aggregate amount of the Merger Shares. Exhibit C attached hereto sets forth an illustrative example of the Merger Shares payable in respect of the NDX Shares, reflecting a number of Adjusted Outstanding CGI Shares and issued and outstanding NDX shares calculated as of the date of the representations set forth herein (it being understood that the actual calculation shall be made immediately prior to the Effective Time).

(c)       Fractional Shares. No fractional shares of CGI Common Stock shall be issued in connection with the Merger as a result of the conversion provided for in Section 2.01(a), and no certificates or scrip for any such fractional shares shall be issued. If a holder of NDX Shares would otherwise be entitled to receive less than one but one half or greater of a share of CGI Common Stock (after aggregating all fractional shares of CGI Common Stock issuable to such holder), pursuant to Section 2.01(a), then the total number of shares of CGI Common Stock to be received by such holder will be rounded up to the nearest whole number of such shares of CGI Common Stock. If a holder of NDX Shares would otherwise be entitled to receive less than one half of a share of CGI Common Stock (after aggregating all fractional shares of CGI Common Stock issuable to such holder), pursuant to Section 2.01(a), then the total number of shares of CGI Common Stock to be received by such holder will be rounded down to the nearest whole number of such shares of CGI Common Stock, and such holder of NDX Shares shall not be entitled to receive any cash payment or any other consideration in lieu of any fractional shares that would have been issued in the absence of this Section 2.01(c).

(d)       Certain Adjustments. Solely to the extent permitted by, and subject to, the terms and conditions of Section 5.01 or Section 5.02, if, between the date of this Agreement and the Effective Time, the number of outstanding shares of CGI Common Stock or NDX Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the number of Merger Shares shall be appropriately and proportionately adjusted to provide to the holders of CGI Common Stock and the holders of NDX Shares the same economic effect as contemplated by this Agreement prior to such event.

(e)       Merger Sub. At the Effective Time, by virtue of and simultaneously with the Merger and without any further action on the part of CGI, Merger Sub or NDX, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and non-assessable ordinary share, NIS 0.01 par value, of the Surviving Company and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

Section 2.02 Exchange of Certificates.

(a)       Exchange Agent. Prior to the Effective Time, CGI and NDX shall appoint a commercial bank, trust company or shareholder service provider to be mutually agreed upon by them to act as exchange agent (the “Exchange Agent”) for the delivery of the Merger Consideration to holders of NDX Shares (together with any cash in respect of any other dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c)). Promptly following the Effective Time, NDX shall provide CGI (with a copy to the Exchange Agent) the shareholders registry of NDX updated as of immediately prior to the Effective Time (following (i) the exercise of the vested NDX Options pursuant to Section 6.04(a), (ii) the conversion of the NDX Preferred A Shares, NDX Preferred B Shares and NDX Preferred B-1 Shares and (iii) the exercise of the vested NDX Warrants pursuant to Section 6.04(c)) (the “Final Shareholders Registry”), including addresses, tax identification numbers and other information required by the Exchange Agent. At or prior to the Effective Time, CGI shall deposit with the Exchange Agent, for the benefit of holders of Certificates appearing in the Final Shareholders Registry, for exchange in accordance with this Article II through the Exchange Agent, the shares of CGI Common Stock (in certificated or book-entry form) to be delivered as the Merger Consideration (the “Exchange Fund”). CGI shall instruct the Exchange Agent to timely pay the Merger Consideration and such other amounts in accordance with this Agreement.

(b)       Exchange Procedures.

(i)       As soon as reasonably practicable after the Effective Time, CGI shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares were converted pursuant to Section 2.01(a) into the right to receive the Merger Consideration (i) a letter of transmittal in customary form as reasonably agreed by the parties which (A) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and (B) shall have such other provisions as CGI and NDX may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a physical certificate or uncertificated book-entry representing that number of whole shares of CGI Common Stock that such holder has the right to receive in respect of the aggregate number of shares of NDX Shares previously represented by such Certificate pursuant to Section 2.01(a) and a check representing any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate, and the Certificate so surrendered shall immediately be canceled. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate has the right to receive in respect of such Certificate pursuant to Section 2.01(a) (together with any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)       Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to CGI Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of CGI Common Stock issuable upon surrender or cancellation thereof, and no cash in respect of any unpaid dividends or distributions with a record date prior to the Effective Time that have been declared with respect to the NDX Shares shall be paid to any such holder, until the surrender of such Certificate in accordance with this Article II. Subject to escheat or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate, without interest, at the time of surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to each share of CGI Common Stock that such holder has the right to receive pursuant to Section 2.01(a).

(d)       No Further Ownership Rights in NDX Shares. The shares of CGI Common Stock issued and cash paid in accordance with the terms of this Article II upon conversion of any NDX Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares. From and after the Effective Time, (i) all holders of any shares of NDX Share Capital shall cease to have any rights as shareholders of NDX other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive upon surrender of such Certificates in accordance with Section 2.02(c), without interest, and (ii) the share transfer books of NDX shall be closed with respect to all shares of NDX Share Capital outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the share transfer books of the Surviving Company of NDX Share Capital that were outstanding immediately prior to the Effective Time and NDX Share Capital outstanding immediately prior to the Effective Time shall, from and after the Effective Time, be deemed for all purposes to evidence solely the right in accordance with the terms of this Agreement to receive the allocable Merger Consideration. If, after the Effective Time, any Certificates formerly representing shares of NDX Share Capital are presented to CGI, the Surviving Company or the Exchange Agent for any reason, such Certificates shall be canceled and exchanged as provided in this Article II.

(e)       Termination of Exchange Fund. Any portion of the Exchange Fund (including any amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates for one year after the Effective Time shall be delivered to CGI, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to CGI for satisfaction of its claim for Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

(f)       No Liability. None of CGI, Merger Sub, NDX or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration to be paid in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any Merger Consideration to be paid in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such time become the property of CGI, free and clear of all claims or interest of any Person previously entitled thereto.

(g)       Investment of Exchange Fund. The Exchange Agent shall invest any cash in the Exchange Fund as directed by CGI on a daily basis; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under this Article II, including Section 2.02(c), shall be promptly returned to CGI.

(h)       Payment of Section 102 Shares. Notwithstanding anything to the contrary in this Agreement, CGI shall deliver: (i) the portion of the Merger Consideration payable in respect of any Section 102 Option or Section 102 Share that is held by the 102 Trustee (the “Section 102 Option Consideration”) to the 102 Trustee pursuant to the provisions of Section 102 and the Israeli Tax Ruling, if obtained, to be held and released in accordance with any applicable agreement with the 102 Trustee, applicable Law (including the provisions of Section 102, including the lapse of the minimum trust period required by Section 102 (the “102 Trust Period”)) and the Israeli Tax Ruling, if obtained (or any other approval from the ITA), and (ii) any portion of the Merger Consideration payable in respect of any option that is not Section 102 Option Consideration to the Exchange Agent (unless otherwise instructed by the ITA). The 102 Trustee and the Exchange Agent shall be entitled to withhold any amounts required in accordance with applicable Law and the Israeli Tax Ruling, as applicable, if obtained (or any other approval from the ITA). Following the Effective Time, CGI may designate and change the 102 Trustee, in its sole discretion, in accordance with applicable Law (including the provisions of Section 102) and the ITA’s consent.

(i)       Withholding Rights and Tax Rulings.

(i)       Each of CGI, Merger Sub, the Surviving Company, the Exchange Agent, the 104H Trustee, the 102 Trustee or anyone on their behalf (each a “Payor”) (without duplication) shall be entitled to deduct and withhold from any amount otherwise payable or deliverable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Israeli Tax Ordinance and any other applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. No withholding, or a reduced withholding, under the Israeli Tax Ordinance will be made from any consideration payable hereunder to the extent that the recipient of such consideration has provided the Payor, with a valid exemption or confirmation of a reduced withholding rate or any other applicable withholding tax ruling issued by the ITA (to the reasonable satisfaction of CGI) to enable CGI and the Payor to conclude that no withholding or a reduced rate of withholding, as applicable, of any Tax is required with respect to such recipient (“Valid Certificate”). For such purpose, the Israeli Tax Ruling and any Tax ruling, or certificate, issued by the ITA will be considered a Valid Certificate, provided, that for the avoidance of doubt, CGI shall have had an opportunity to review, comment and approve (which approval may not be unreasonably withheld, conditioned or delayed) the application submitted and any further representation, covenant or warranty made to the ITA with respect to such Valid Certificate. All amounts so withheld shall be duly transferred to the ITA, and documentation regarding such transfer shall be provided to the party from which the taxes were withheld as promptly as reasonably practicable (but in any event within 30 (thirty) days) following such person’s request. Unless otherwise instructed by the ITA, consideration remitted to the Exchange Agent for the benefit of any Payee shall be retained by it for a period of up to 180 days following the Closing, during which the Payee may (i) obtain and present a Valid Certificate or (ii) instruct the Exchange agent to withhold the applicable tax and transfer such Payee the reminder of its consideration.

(ii)       NDX instructed its Israeli counsel to prepare and file with the ITA an application for a ruling confirming, among others, that (1) the transfer of the consideration to the Exchange Agent is not subject to tax withholding; (2) with respect to holders of NDX Shares that are non−Israeli residents (as defined in the Israeli Tax Ordinance or as will be determined by the ITA), (A) exempting CGI, Merger Sub, the Exchange Agent, their respective agents or any other Payor from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing CGI, Merger Sub, the Exchange Agent, their respective agents or any other Payor on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the NDX Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; (3) treats the Merger in accordance with the provisions of Section 104H of the Israeli Tax Ordinance (and stipulates that the transfer of any consideration to the 104H Trustee is not subject to tax withholding); and (4) in relation to the consideration to be paid to the holders of Section 102 Shares (subsequent to the exercise of an NDX Option into an NDX Ordinary Share), which will provide, among other things that (A) the payments made in respect of Section 102 Shares that are held by the 102 Trustee shall not constitute a violation of Section 102 if deposited with the 102 Trustee and released only after the lapse of the 102 Trust Period, and (B) payments made to the 102 Trustee under this Agreement shall not be subject to withholding of Israeli Tax (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Tax Ruling”). In the event that one or more of the topics listed in this Section 2.02(i)(ii) is not eventually included in the Israeli Tax Ruling or NDX’s Israeli counsel, advisors and accountants determine, in consultation with CGI’s Israeli counsel, advisors and accountants, that it will be beneficial or expedient to prepare and separate tax rulings with respect to certain topics listed in this Section 2.02(i)(ii), then NDX, CGI and their respective advisors shall cooperate in the preparation and filing of such additional or separate rulings as the parties deem beneficial or expedient. In such a case, any of the provisions herein, which refer to the Israeli Tax Ruling shall refer also to each of such additional or separated rulings, other than the provisions of Section 7.01(i) and Section 8.01 which shall treat the separated rulings as the Israeli Tax Ruling only if in aggregate these rulings address the matters set forth in sub-sections (1), (2), (3) and (4)(B) of this Section 2.02(i)(ii) (such that, for the avoidance of doubt, a tax ruling addressing the matter set forth in sub-section (4)(A) above shall not constitute a condition to Closing).

(iii)       Each of CGI and NDX shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation of any written or oral submissions or applications that may be necessary, proper or advisable to obtain the Israeli Tax Ruling. The final text of the Israeli Tax Ruling and any application submitted by NDX or its Representative to the ITA shall be subject to the prior written confirmation of CGI or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Neither NDX nor its Representatives shall make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Israeli Tax Ruling without prior consultation with CGI’s Representatives. To the extent that CGI’s Representatives elect not to participate in any such meeting or discussion, NDX’s Representatives shall provide CGI’s Representatives a full and accurate report of the discussions and/or meetings held with the ITA. Should the written consent of CGI to the final version of the Israeli Tax Ruling be required, such consent shall not be unreasonably withheld, conditioned or delayed.

(j)       Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

Article III
Representations and Warranties of CGI and Merger Sub

Except as disclosed in the disclosure letter (the “CGI Disclosure Letter”) delivered by CGI to NDX prior to the execution of this Agreement or as otherwise disclosed in the CGI SEC Reports, CGI and Merger Sub hereby represent and warrant to NDX as follows:

Section 3.01 Corporate Organization

(a)       CGI.

(i)       CGI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. CGI has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

(ii)       True and complete copies of the CGI Charter and the CGI Bylaws have previously been made available to NDX.

(iii)       Each CGI Subsidiary (A) is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in clause (B) as would not, individually or in the aggregate, be material.

(b)       Merger Sub.

(i)       A true and complete copy of the articles of association of Merger Sub, as amended and in effect as of the date of this Agreement, has previously been made available to NDX.

(ii)       Merger Sub is a company duly organized and validly existing under the laws of the State of Israel. Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other Transactions. The authorized share capital of Merger Sub consists of 10,000,000 ordinary shares, 100,000 of which have been duly issued, are fully paid and nonassessable and are owned directly by CGI free and clear of any Lien.

Section 3.02 Capitalization.

(a)       Authorized and Issued Shares.

(i)       The authorized CGI capital stock consists of (A) 100,000,000 shares of CGI Common Stock and (B) 9,764,000 shares of preferred stock, par value $0.0001 per share (the “CGI Preferred Stock,” and, together with the CGI Common Stock, the “CGI Capital Stock”). As of the date of this Agreement, (1) 27,746,497 shares of CGI Common Stock were issued and outstanding, (2) no shares of CGI Preferred Stock were issued and outstanding, (3) warrants to purchase CGI Common Stock were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 10,054,990 shares of CGI Common Stock (the “CGI Warrants”), (4) 3,327,9971 shares of CGI Common Stock were issuable upon the conversion of the Iliad Convertible Note, (5) 58,913 shares of CGI Common Stock were reserved and available for issuance pursuant to the Amended and Restated Cancer Genetics, Inc. 2011 Equity Incentive Plan, as amended and in effect on the date hereof (the “2011 Plan”) and (6) options to purchase CGI Common Stock pursuant to the 2011 Plan and the Cancer Genetics, Inc. Amended and Restated 2008 Stock Option Plan, as amended and in effect on the date hereof (the “2008 Plan” and together with the 2011 Plan, collectively, the “CGI Stock Plans”) were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 3,148,853 shares of CGI Common Stock (for purpose of this Agreement, options to purchase CGI Common Stock pursuant to the CGI Stock Plans are referred to, collectively, as “CGI Stock Options”). CGI does not hold any shares of its capital stock in its treasury. Except as set forth in the second sentence of this Section 3.02(a)(i), no other Equity Interests of CGI were issued, reserved for issuance or outstanding, and CGI has no other options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts, arrangements or commitments of any kind, including any stockholder rights plan, relating to, or the value of which is determined in reference to, the issued or unissued CGI Capital Stock or the capital stock of any CGI Subsidiary, obligating CGI or any CGI Subsidiary to issue, transfer or sell, or cause to be issued, transferred or sold, any Equity Interests of CGI or any CGI Subsidiary. All of the issued and outstanding shares of CGI Capital Stock are and, at the time of issuance, all such shares that may be issued in connection with the Equity Investment, as Merger Consideration or upon the exercise of, or pursuant to, CGI Warrants, CGI Stock Options or the CGI Stock Plans will be, when issued in accordance with their respective terms, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the General Corporation Law of the State of Delaware (the “DGCL”), the CGI Charter, the CGI Bylaws or any contract, subcontract, agreement, binding commitment, note, bond, mortgage, indenture, lease, license, sublicense, franchise or other legally binding instrument, obligation or arrangement, whether oral or in writing (“Contract”) to which CGI is a party or by which it is otherwise bound.

1 Based on principal and interest accrued as of September 7, 2018, using simple interest and 365-day year.

(ii)       Except for (1) Forfeitures and Cashless Settlements in connection with the CGI Stock Options and the CGI Stock Plans and (2) cashless settlement and contingent redemption features in certain of the CGI Warrants, there are not any outstanding obligations of CGI or any of the CGI Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in CGI or any CGI Subsidiary. Neither CGI nor any of the CGI Subsidiaries is party to any Contract with respect to the voting of any capital stock or voting securities of, or voting of other Equity Interests in, CGI.

(iii)       CGI has made available to NDX a complete and correct list of all CGI Warrants and CGI Options outstanding as of the date of this Agreement, and CGI will make available to NDX at the Closing a complete and correct list of all CGI Warrants and CGI Options outstanding immediately prior to the Effective Time, which includes, with respect to each such CGI Warrant and CGI Option, the (A) exercise price and (B) number of shares of CGI Common Stock underlying such security and (C) the expiration date with respect thereto.

(iv)       Pursuant to the Equity Investment (which will occur immediately following the Effective Time), CGI will issue shares of CGI Common Stock and warrants to purchase shares of CGI Common Stock in accordance with the terms thereof.

(b)       No bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of CGI having the right to vote on any matters on which stockholders may vote (“CGI Voting Debt”) are issued or outstanding.

(c)       Except for the Equity Interests of the CGI Subsidiaries, which are identified by name, jurisdiction of incorporation or formation and ownership thereof (including percentage of such ownership) on Section 3.02(c) of the CGI Disclosure Letter, CGI does not own, beneficially or of record, directly or indirectly any Equity Interests in any Person, nor does CGI or any CGI Subsidiary have any Contract or other obligation requiring that CGI or any CGI Subsidiary acquire any Equity Interest in any Person.

(d)       Each of the shareholders of CGI listed on Schedule I hereto is an executive officer of CGI, is a member of the CGI Board, or is a holder of greater than five percent (5%) of the issued and outstanding shares of CGI Common Stock.

Section 3.03 Authority; No Violation.

(a)       CGI has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved and adopted by the CGI Board. The CGI Board (at meetings duly called and held) has: (a) determined that the Transactions are fair to, advisable and in the best interests of CGI and its stockholders; (b) approved and declared advisable this Agreement and the Transactions, including the issuance of the Merger Consideration pursuant to the terms of this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of CGI vote to approve the CGI Stockholder Matters. This Agreement has been duly and validly executed and delivered by CGI and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of CGI, enforceable against CGI in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or other Laws affecting the rights of creditors generally and the availability of equitable remedies (collectively, the “Bankruptcy Exceptions”)).

(b)       The affirmative vote of a majority of the votes cast at a meeting of the holders of CGI Common Stock is required to consider and vote to approve the issuance of the shares of CGI Common Stock as part of the Merger Consideration pursuant to the terms of this Agreement (the “CGI Stockholder Matters” and such meeting, the “CGI Stockholders’ Meeting”) is the only vote of the holders of any class or series of CGI Capital Stock necessary to approve the CGI Stockholder Matters (the “Required CGI Stockholder Vote”).

(c)       Neither the execution and delivery of this Agreement by CGI and Merger Sub nor the consummation by CGI and Merger Sub of the Merger or the other Transactions, nor compliance by CGI and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the CGI Charter, the CGI Bylaws or the articles of association of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 3.04 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to CGI, any of the CGI Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of CGI or any of the CGI Subsidiaries under, any of the terms, conditions or provisions of any Contract, note, bond, mortgage, indenture, deed of trust, CGI License, lease, agreement or other instrument or obligation to which CGI or any of the CGI Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

(d)       Merger Sub has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved by the board of directors of Merger Sub. The board of directors of Merger Sub has determined that this Agreement, the Merger and the other Transactions are in the best interests of Merger Sub and its sole shareholder, and that considering the financial position of Merger Sub and NDX, no reasonable concern exists that the Surviving Company will be unable to fulfill both the obligations of Merger Sub to its creditors, adopted this Agreement, recommended that its sole shareholder vote in favor of the approval of this Agreement and directed that this Agreement be submitted to its sole shareholder for approval in connection with the consummation of the Merger and the other Transactions. Except for the approval of this Agreement by CGI as the sole shareholder of Merger Sub, no other corporate proceeding on the part of Merger Sub or any other vote by the sole shareholder of Merger Sub is necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents as required by the Companies Law). This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy Exceptions.

Section 3.04 Consents and Approvals. Except for (a) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 in which the proxy statement in definitive form relating to the CGI Stockholders’ Meeting (the “Proxy Statement”) will be included as a prospectus (including the prospectus contained therein, any prospectus filed pursuant to Rule 424 promulgated under the Securities Act and any pre or post-effective amendments thereto, the “Form S-4”), and declaration of effectiveness of the Form S-4, and the filing with the SEC of such other reports required in connection with the Merger and the other Transactions under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, (b) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law, (c) compliance with notices and filings, if any, under all applicable domestic or foreign antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, “Antitrust Laws”), (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of CGI Common Stock constituting the Merger Consideration, (e) any filings required under the rules and regulations of The NASDAQ Stock Market, Inc. (“NASDAQ”) (including, inter alia, to permit the shares of CGI Common Stock that are to be issued as the Merger Consideration to be listed thereon) and (f) the IIA Undertaking, no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any federal, state, local or foreign government, court of competent jurisdiction, agency, commission, department, bureau, tribunal, board or other governmental authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by CGI and Merger Sub of this Agreement and (ii) the consummation by CGI and Merger Sub of the Transactions.

Section 3.05 Reports. CGI and each of the CGI Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto and all exhibits and other information incorporated therein, that they were required to file since January 1, 2017, with (a) the SEC (all such documents filed with the SEC (without reference to any required filing date), the “CGI SEC Reports”), (b) any state or other federal regulatory authority (other than any Tax Authority, which is covered by Section 3.10) and (c) any foreign regulatory authority (other than any Tax Authority, which is covered by Section 3.10) (collectively, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments, would not, individually or in the aggregate, reasonably be expected to be material to CGI or any of the CGI Subsidiaries. As of their respective dates, the CGI SEC Reports (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the SEC thereunder. None of the CGI Subsidiaries is currently required to file any forms, reports or other documents with the SEC. As of the date hereof, CGI does not have any unresolved comments from the SEC with respect to the CGI SEC Reports.

Section 3.06 Financial Statements.

(a)       The consolidated financial statements of CGI filed in or furnished with the CGI SEC Reports have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) consistently applied by CGI for the periods and as of the dates presented (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of CGI as of the dates thereof and the consolidated results of operations, changes in stockholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements, none of which are material, individually or in the aggregate). Each of the consolidated financial statements of CGI (including all related notes or schedules) included in the CGI SEC Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC.

(b)       Since July 1, 2015, (i) neither CGI nor any of its Subsidiaries nor, to the Knowledge of CGI, any director, officer, employee, auditor, accountant, consultant or representative of CGI or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that CGI or any of its Subsidiaries has engaged in accounting or auditing practices in violation of applicable Law or applicable requirements of GAAP, and (ii) no current or former attorney representing CGI or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by CGI or any of its officers, directors, employees or agents to the board of directors of CGI or any committee thereof or to any director or executive officer of CGI.

(c)       Since July 1, 2015, neither CGI nor any of its Subsidiaries (nor, to the Knowledge of CGI, any employee thereof) nor CGI’s independent auditors has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by CGI and its Subsidiaries; (ii) fraud, whether or not material, that involves CGI’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by CGI and its Subsidiaries; or (iii) claim or allegation regarding any of the foregoing.

(d)       Except (i) for those liabilities that are reflected or reserved against on CGI’s consolidated balance sheet as of June 30, 2018 or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since such date and (iii) for liabilities and obligations incurred in connection with this Agreement, CGI and its Subsidiaries do not have any liabilities that, individually or in the aggregate, are material to CGI and its Subsidiaries, taken as a whole.

(e)       Since April 4, 2013, neither CGI nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among CGI or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any off-balance sheet arrangement, which, the case of any of the foregoing, would be required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

(f)       Since July 1, 2015, (i) to the Knowledge of CGI, no employee of CGI or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) by CGI or any of its Subsidiaries and (ii) neither CGI nor any of its Subsidiaries nor, to the Knowledge of CGI, any director, officer, employee, contractor, subcontractor or agent of CGI or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of CGI or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 3.07 Advisors’ Fees. None of CGI, any CGI Subsidiary or any of their respective officers or directors has employed any broker, finder, investment banker or financial advisor (each, an “Advisor”), or incurred any liability for any broker’s fees, commissions, finder’s fees or other Advisor fees, in connection with the Merger or other Transactions, other than Raymond James & Associates, Inc. (“CGI’s Financial Advisor”). CGI retained CGI’s Financial Advisor pursuant to an engagement letter and has delivered to NDX a true and complete copy of such engagement letter. Section 3.07 of the CGI Disclosure Letter sets forth, as of the date of this Agreement, CGI’s good faith estimate of the out-of-pocket fees payable by it or any CGI Subsidiary to CGI’s Financial Advisor in connection with this Agreement, the Merger and the other Transactions.

Section 3.08 Absence of Certain Changes or Events.

(a)       Since January 1, 2018, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CGI or on any of CGI Subsidiaries.

(b)       Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2018, through the date of this Agreement, CGI and the CGI Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

Section 3.09 Legal Proceedings.

(a)       None of CGI or any of the CGI Subsidiaries is a party to any, and there are no pending or, to CGI’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against CGI or any of the CGI Subsidiaries, or, to CGI’s knowledge, any of the directors, officers or employees of CGI of any of its Subsidiaries in their capacity as such. Since the date of its incorporation, neither CGI nor any of its Subsidiaries has settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to CGI or any of its Subsidiaries.

(b)       There is no Injunction, judgment or regulatory restriction imposed upon CGI, any of the CGI Subsidiaries or the assets of CGI or any of the CGI Subsidiaries.

Section 3.10 Taxes and Tax Returns.

(a)       CGI and the CGI Subsidiaries have timely filed with the proper Tax Authority, taking into account any extensions, all material Tax Returns required to be filed by them, and all such Tax Returns were accurate and complete in all material respects. All material Taxes required to be paid by CGI and the CGI Subsidiaries (whether or not shown on any Tax Return) on or before the Closing Date, have been timely paid other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings, have not been finally determined and have been adequately reserved against in accordance with GAAP.

(b)       There are no Liens for Taxes on any assets of CGI or the CGI Subsidiaries.

(c)       No deficiency for any Tax has been asserted or assessed by any Tax Authority against CGI or any of the CGI Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(d)       CGI and the CGI Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid in accordance with GAAP, as consistently applied by CGI.

(e)       Each of CGI and the CGI Subsidiaries has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, stockholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all material withholding Tax Returns, for all periods.

(f)       Neither CGI nor any of the CGI Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among CGI and the CGI Subsidiaries).

(g)       Neither CGI nor any of the CGI Subsidiaries has (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(h)       Neither CGI nor any of the CGI Subsidiaries is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of CGI or any of the CGI Subsidiaries pursuant to Section 481 of the Code.

(i)       No audits are presently pending with regard to any Taxes or Tax Returns of CGI or any of the CGI Subsidiaries. No notification has been received by CGI or any of the CGI Subsidiaries that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to CGI or any of the CGI Subsidiaries or any Tax Return filed by or with respect to CGI or any of the CGI Subsidiaries.

(j)       All Tax deficiencies that have been claimed, proposed, assessed or asserted against CGI or any of the CGI Subsidiaries have been fully paid or finally settled.

(k)       There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against CGI or any of the CGI Subsidiaries.

(l)       Neither CGI nor any of the CGI Subsidiaries is a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

(m)       Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), CGI has made available to NDX true, correct and complete copies of the United States federal income Tax Returns and any material state, local or non-U.S. income Tax Returns for CGI or any of the CGI Subsidiaries for any jurisdiction for each of the taxable periods which is not yet time barred under the applicable statute of limitations.

(n)       Neither CGI nor any of the CGI Subsidiaries has received written notice of any claim made in the past three years by a Tax Authority in a jurisdiction where CGI or the CGI Subsidiary does not file Tax Returns, that CGI or the CGI Subsidiary is or may be subject to taxation by that jurisdiction.

(o)       Neither CGI nor any of the CGI Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is CGI), or has any liability for Taxes of any Person (other than CGI or the CGI Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(p)       Neither CGI nor any of the CGI Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code within the past two years.

(q)       Neither CGI nor any of the CGI Subsidiaries has engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and of Treasury Regulation Section 1.6011-4(b)(2).

(r)       It is the present intention of CGI to continue, or to cause NDX to continue, NDX’s historic business (or at least one significant historic business line of NDX) following the Merger, or to use, or to cause NDX to use, at least a significant portion of NDX’s historic business assets in a business following the Merger, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

(s)       Neither CGI nor any of the CGI Subsidiaries has any current or accumulated earnings and profits.

Section 3.11 Employee Benefit Plans.

(a)       For purposes of this Agreement, “CGI Benefit Plan” shall mean each benefit or compensation plan, or program, including any bonus, incentive, deferred compensation, vacation, stock option, severance, employment, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, or program, of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated), that is sponsored, maintained or contributed to by CGI or (or required to be maintained or contributed to by CGI) for the benefit of current or former directors, officers or employees of, or consultants to, CGI or with respect to which CGI , directly or indirectly, has any liability. As of the date of this Agreement, Section 3.11(a) of the CGI Disclosure Letter contains a true and complete list of each CGI Benefit Plan.

(b)       Each CGI Benefit Plan is in compliance in all material respects with all applicable Laws, including the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code, and the terms of such CGI Benefit Plan. Each CGI Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code, and the trust forming a part thereof, has received a currently effective favorable determination letter from the Internal Revenue Service, or with respect to a pre-approved plan, can rely on an opinion letter from the Internal Revenue Service to the pre-approved plan sponsor, to the effect that such CGI Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked, no revocation has been threatened and CGI is aware of no event occurring after the date of such determination that could reasonably be expected to cause the revocation of such letter or result in the loss of such qualification. No condition exists that is reasonably likely to subject CGI or any CGI ERISA Affiliate to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the CGI Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to result in material liability to CGI. There are no pending or, to CGI’s Knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the CGI Benefit Plans except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to CGI. No CGI Benefit Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance or similar program and to CGI’s Knowledge, no fact or event exists or could reasonably be expected to give rise to any such investigation, audit or other administrative proceeding. No CGI Benefit Plan that provides health insurance or medical coverage is self-funded or self-insured.

(c)       Neither CGI nor any CGI ERISA Affiliate has within the past six (6) years maintained, sponsored, contributed to, been required to contribute to or has or could reasonably be expected to have any liability with respect to any (i) “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, (ii) “single employer pension plan” as defined in Section 4001(a)(15) of ERISA, (iii) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (iv) “multiple employer plan” subject to Section 413(c) of the Code. Neither CGI nor any CGI ERISA Affiliate has any current or contingent liability or obligation with respect to any plan that is or was within the past six (6) years subject to Title IV of ERISA or Sections 412 or 430 of the Code.

(d)       There is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to CGI’s Knowledge, threatened against or affecting CGI or any CGI Subsidiary or (ii) lockout, strike, slowdown, work stoppage or, to CGI’s Knowledge, threat thereof by or with respect to any employees of CGI or any CGI Subsidiary.

(e)       Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment becoming due to any current or former director or any employee or service provider of CGI or any CGI Subsidiary, (ii) increase any benefits otherwise payable under any CGI Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in the triggering or imposition of any restrictions or limitations on the rights of CGI to amend or terminate any CGI Benefit Plan.

(f)       Each CGI Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in compliance with Section 409A of the Code and any proposed and final guidance promulgated under Section 409A of the Code No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from CGI or any CGI Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

Section 3.12 Internal Control. CGI has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of CGI’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that CGI’s receipts and expenditures are being made only in accordance with authorizations of CGI’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CGI’s assets that could have a material effect on CGI’s financial statements. CGI (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by CGI in the reports that it will file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to CGI’s management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to CGI’s auditors and the board of directors of CGI (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect CGI’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in CGI’s internal control over financial reporting. Since January 1, 2018, none of CGI, CGI’s auditors, the CGI Board or the audit committee of the CGI Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

Section 3.13 Compliance with Laws; Licenses.

(a)       The businesses of each of CGI and the CGI Subsidiaries have been conducted in compliance with all federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, Injunctions, arbitration awards, agency requirements, licenses and permits of all Governmental Entities (each, a “Law” and collectively, “Laws”) in all material respects. No investigation or review by any Governmental Entity with respect to CGI or any of the CGI Subsidiaries is pending or, to CGI’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. As of the date hereof, to the Knowledge of CGI and the CGI Subsidiaries, no condition or state of facts exists that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Each of CGI and the CGI Subsidiaries has all governmental permits, authorizations, registrations, waivers, licenses, franchises, variances, exemptions and orders issued or granted by a Governmental Entity and all other authorizations, consents, certificates of public convenience and/or necessity and approvals issued or granted by a Governmental Entity (collectively, “Licenses” and the terms “CGI Licenses” and “NDX Licenses” will mean Licenses of CGI or any of the CGI Subsidiaries or NDX, respectively) necessary to conduct its business as presently conducted.

(b)       CGI and each of the CGI Subsidiaries are in material compliance with (i) their respective obligations under each of the CGI Licenses and (ii) the rules and regulations of the Governmental Entity issuing such CGI Licenses. There is not pending or, to CGI’s Knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against CGI or any of the CGI Subsidiaries relating to any of the CGI Licenses. To the Knowledge of CGI and the CGI Subsidiaries, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any CGI License, and to the Knowledge of CGI and the CGI Subsidiaries, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all CGI Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to CGI’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any CGI License.

Section 3.14 Material Contracts.

(a)       Section 3.14(a) of the CGI Disclosure Letter sets forth a complete list of each currently effective Contract to which CGI or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement (each, a “CGI Material Contract”):

(i)       that is a material contract as defined in Item 601(b)(10) of Regulation S-K;

(ii)       relating to leases of real property;

(iii)       for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by CGI or any of CGI’s Subsidiaries of, or pursuant to which in the last year CGI or any of its Subsidiaries paid, in the aggregate, $100,000 or more;

(iv)       for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to CGI or any of its Subsidiaries of, or pursuant to which in the last year CGI or any of its Subsidiaries received, in the aggregate, $50,000 or more;

(v)       (a) any pledge, security agreement, deed of trust or other Contracts that impose a Lien on any of CGI’s or any of its Subsidiaries’ assets; (b) loan or credit agreement, indenture, debenture, note or other Contracts that create, incur or guarantee any Indebtedness, or (C) Contracts under which CGI or any of its Subsidiaries assumes, or otherwise becomes liable for, the obligations of any other Person;

(vi)       that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(vii)       relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $25,000 in the aggregate;

(viii)       each CGI Benefit Plan and any severance or change-in-control Contracts;

(ix)       which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of CGI or CGI’s Subsidiaries or, following the consummation of the Transactions, the business and operations of Surviving Company, CGI or any Affiliate of CGI, is or would be conducted, (ii) the Persons CGI or any of its existing or future Subsidiaries, may hire (other than Contracts with contract research organizations or other contractors or vendors that provide services to CGI in the ordinary course of CGI’s business and that contain provisions that prevent CGI from soliciting or hiring any personnel of such contract research organizations or such other contractors or vendors), (iii) the Persons to whom CGI or any of its existing or future Subsidiaries may sell products or deliver services, or (iv) the scope of the business and operations of CGI and its Subsidiaries, taken as a whole;

(x)       providing for the grant by or to CGI of any license to or under any Intellectual Property Rights, other than (i) Contracts where the grant by or to CGI of any such license pursuant to such Contract is not material to CGI or its business, (ii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis by or to a contractor, service provider or collaborator of CGI in the context of such contractor, service provider or collaborator rendering research and development services to CGI or for the benefit of CGI, and (iii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis for research and the scope of the license to such Intellectual Property Rights does not include the right to practice or use such Intellectual Property Rights to sell or commercialize any product;

(xi)       containing any grant by CGI or any of its Subsidiaries to any Person of any express license to market or commercialize any product, including under any Patents (including any covenants not to sue);

(xii)       containing any royalty, dividend or similar arrangement based on the revenues or profits of CGI or any of its Subsidiaries;

(xiii)       with any Governmental Entity or a subcontractor to any Governmental Entity in connection with such CGI Material Contract;

(xiv)       any Contract with (a) an executive officer or director of CGI or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of CGI or (c) to the Knowledge of CGI, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than CGI or its Subsidiaries) (each, a “CGI Related Party Agreement”);

(xv)       any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

(xvi)       relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of CGI or any of its Subsidiaries or any other Person, or for the grant to any Person of any preferential rights to purchase any such securities, property or assets;

(xvii)       any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from CGI or any of its Subsidiaries in excess of $50,000;

(xviii)       establishing powers of attorney or agency agreements; and

(xix)       other than as set forth elsewhere on Section 3.14(a) of the CGI Disclosure Letter, and excluding customary confidentiality and non-disclosure agreements, all other Contracts that are material to the business or operations of CGI and its Subsidiaries and commitments or agreements to enter into any of the foregoing.

(b)       CGI has delivered or made available to NDX accurate and complete copies of all CGI Material Contracts, including all amendments thereto. There are no CGI Material Contracts that are not in written form. Neither CGI nor any Subsidiary of CGI has, nor to CGI’s Knowledge, has any other party to a CGI Material Contract materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any CGI Material Contract. As to CGI and CGI’s Subsidiaries, as of the date of this Agreement, each CGI Material Contract is valid, binding, enforceable and in full force and effect, subject to the Bankruptcy Exceptions. The consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from CGI, any Subsidiary of CGI, or the Surviving Company to any Person under any CGI Material Contract or give any Person the right to terminate or alter the provisions of any CGI Material Contract. No Person (A) is renegotiating any material amount paid or payable to CGI or any of its Subsidiaries under any CGI Material Contract or any other material term or provision of any CGI Material Contract or (B) has provided notice to CGI or any of its Subsidiaries that it intends to terminate any CGI Material Contract or with respect to any breach or default in any material respect of any CGI Material Contract.

Section 3.15 Environmental Liability.

(a)

(i)       Each of CGI and the CGI Subsidiaries possesses and is in compliance with all Environmental Permits necessary in all material respects to conduct its businesses and operations as currently conducted.

(ii)       To the Knowledge of CGI, each of CGI and the CGI Subsidiaries is in compliance and have complied in all material respects with all applicable Environmental Laws, and neither CGI nor any CGI Subsidiary has received any (A) communication from any Governmental Entity or other Person that alleges that CGI or any CGI Subsidiary has violated or is liable under any Environmental Law in any material respect or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

(iii)       There are no Environmental Claims pending or, to CGI’s Knowledge, threatened against CGI or any of the CGI Subsidiaries and neither CGI nor any of the CGI Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against CGI or any of the CGI Subsidiaries nor there is any circumstance involving CGI or any of its Subsidiaries that would reasonably be expected to result in Environmental Claim.

(b)       Releases. To the Knowledge of CGI, there have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected result in any Environmental Claim or liability.

(c)       Definitions.

(i)       “Environmental Claims” means any and all administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of noncompliance or violation by any Governmental Entity or other Person alleging responsibility or liability (including responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence, Release of, or exposure to, any Hazardous Materials at any location or (y) any failure to comply with any Environmental Law or Environmental Permit.

(ii)       “Environmental Laws” means all Laws issued, promulgated or entered into by or with any Governmental Entity relating to pollution or protection of the environment (including ambient air, surface water, groundwater, soils or subsurface strata) or, as it relates to the environment, the Release of or exposure to hazardous or toxic materials or protection of worker health from such exposure, including the rules and regulations of the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990; the Israeli Hazardous Substances Law, 1993; the Israeli Hazardous Substances Regulations (Disposal of Radioactive Waste), 2002; Hazardous Substances Regulations (Implementation of Provisions of the Montreal Protocol), (Amendment), 2009’ the Israeli Clean Air Law, 2008; the Israeli Public Health Regulation (Systems for Drinking Water Pools), 1983; The Israeli Abatement of Nuisances Law, 1961; the European Union Directive 2002/96/EC on waste electrical and electronic equipment and the European Union Directive 2002/95/EC on the restriction or use of hazardous substances.

(iii)       “Environmental Permits” means all Licenses required under applicable Environmental Laws.

(iv)       “Hazardous Materials” means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes that in relevant form or concentration are regulated pursuant to any Environmental Law and shall include “hazardous substances” as defined in the Israeli Hazardous Substances Law, 1993 or under any applicable Environmental Law.

(v)       “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

Section 3.16 Takeover Laws. There are no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulations, including Section 203 of the DGCL (assuming the representation set forth in Section 4.02(d) hereof is true and correct in all respects) (each, a “Takeover Statute”) or any takeover-related provision in the CGI Charter or CGI Bylaws applicable to the Merger or the other Transactions.

Section 3.17 Affiliate Transactions. To CGI’s Knowledge, as of the date of this Agreement, there are no transactions, Contracts or understandings between CGI or any of the CGI Subsidiaries, on the one hand and (i) any holder of any Equity Interest in CGI or any of CGI Subsidiaries, on the other hand, or (ii) any of CGI’s other Affiliates (other than wholly owned CGI Subsidiaries), on the other hand, in the case of this clause (ii), that would be considered a “transaction” under Item 404 of Regulation S-K under the Securities Act.

Section 3.18 Intellectual Property.

(a)       Each of CGI and the CGI Subsidiaries owns, or has a valid license to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of their respective businesses as currently conducted (collectively, the “CGI IP Rights”) and such (i) ownership or (ii) right to use the CGI IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions, except where the execution, delivery and performance of this Agreement or the consummation of the Merger may affect the ownership or right to use any of the CGI IP Rights as among the parties hereto but does not create or trigger any monetary or financial liability or obligation of CGI or any other material liability or obligation of CGI. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by CGI or any of the CGI Subsidiaries are currently subsisting and, valid and enforceable. To CGI’s Knowledge, none of the patents underlying the CGI IP Rights which are not owned by CGI or any of the CGI Subsidiaries are (i) invalid or (ii) subject to third-party invalidity claims.

(b)       (i) To CGI’s Knowledge, the conduct of the business as currently conducted by CGI does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to CGI’s Knowledge, threatened against CGI or any of the CGI Subsidiaries or any indemnitee thereof, (ii) there is no claim, action or proceeding asserted or, to CGI’s Knowledge, threatened against CGI, any of the CGI Subsidiaries or any indemnitee of CGI, in each case concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by CGI or any of the CGI Subsidiaries or used or alleged to be used in the business of CGI or any of the CGI Subsidiaries; (iii) none of CGI or any of the CGI Subsidiaries have filed or threatened in writing any claim against any third Person alleging that such Person infringes any CGI IP Right; and (iv) to CGI’s knowledge, no third Person is infringing any CGI IP Right.

(c)       CGI and each of the CGI Subsidiaries has taken commercially reasonable precautions, consistent with customary practice in their industry, to protect and maintain the confidentiality of nonpublic information relating to material CGI IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of CGI and the CGI Subsidiaries (“Confidential CGI IP”). None of CGI or any of the CGI Subsidiaries has disclosed any Confidential CGI IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(d)       (i) CGI and the CGI Subsidiaries have complied in all material respects with (A) all of their respective stated privacy policies, programs and other similar notices and (B) all data protection, privacy and other applicable Laws that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information; and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology.

(e)       Section 3.18(e) of the CGI Disclosure Letter (together with Section 3.14(a) of the CGI Disclosure Letter) sets forth a complete and accurate list as of the date of this Agreement of all options or licenses of any kind relating to Intellectual Property Rights granted to CGI or any of the CGI Subsidiaries (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)) currently in effect or with ongoing material liabilities and obligations thereunder or that otherwise requires NDX to make any payments thereunder at any time after the Closing. All obligations for payment of monies currently due and payable by CGI or any of the CGI Subsidiaries in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

(f)       Section 3.18(f) of the CGI Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of registered Intellectual Property owned by CGI or its Subsidiaries, including all patents and applications therefor, registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any). The patent applications listed in Section 3.18(f) of the CGI Disclosure Letter that are owned by CGI or any of the CGI Subsidiaries are pending and have not been abandoned and have been and continue to be timely prosecuted. All patents, registered trademarks and applications therefor owned by CGI or any of the CGI Subsidiaries as of the date of this Agreement (or, with respect to patents, registered trademarks and applications therefor licensed by CGI or any of the CGI Subsidiaries as of the date of this Agreement, to CGI’s Knowledge as of the date of this Agreement) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated in Section 3.18(f) of the CGI Disclosure Letter, all related necessary affidavits of continuing use have been (or, with respect to licenses as of the date of this Agreement, to CGI’s Knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses as of the date of this Agreement, to CGI’s Knowledge have been) timely paid to continue all such rights in effect. None of the patents listed in Section 3.18(f) of the CGI Disclosure Letter that are owned by CGI or any of the CGI Subsidiaries has (and no such patents that are licensed to CGI or any of the CGI Subsidiaries has to CGI’s Knowledge) expired or been declared invalid, in whole or in part, by any Governmental Entity. None of the trademarks or trademark applications listed in Section 3.18(f) of the CGI Disclosure Letter that are owned by CGI or any of the CGI Subsidiaries are (and no such trademarks or trademark applications that are licensed to CGI or any of the CGI Subsidiaries are to the Knowledge of CGI) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Section 3.18(f) of the CGI Disclosure Letter that are owned by CGI or any of the CGI Subsidiaries are (and no such patents or patent applications that are licensed to CGI or any of the CGI Subsidiaries are to the Knowledge of CGI) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each inventor named on the patents and patent applications listed in Section 3.18(f) of the CGI Disclosure Letter that are owned by CGI or any of the CGI Subsidiaries has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein, to CGI or any of the CGI Subsidiaries, or in the case of licensed patents, to the appropriate owners.

(g)       To the Knowledge of CGI, no current or former employee or consultant of CGI or any of the CGI Subsidiaries owns any rights in or to any Intellectual Property Rights owned by, licensed to, or used in the business of CGI or any of the CGI Subsidiaries. All current and former employees and consultants of CGI or any of the CGI Subsidiaries who contributed to the discovery, creation or development of any Intellectual Property Rights owned by or used in the business of CGI or any of the CGI Subsidiaries (a) did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Intellectual Property Rights arising therefrom became the exclusive property of CGI or any of CGI Subsidiaries, as applicable, or (ii) pursuant to a written agreement, assigned all of his or her Intellectual Property Rights arising therein to CGI or any of the CGI Subsidiaries, as applicable, and (b) expressly and irrevocably waived for the benefit of CGI and the CGI Subsidiaries all ownership in any such Intellectual Property Rights, as well as the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee or consultant for the use of any such Intellectual Property Rights by CGI and each of the CGI Subsidiaries. All amounts payable by CGI and each of the CGI Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any CGI Intellectual Property Rights have been paid in full.

Section 3.19 Title to Assets. Each of CGI and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the CGI SEC Reports; and (b) all other assets reflected in the books and records of CGI or any of its Subsidiaries as being owned by CGI or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by CGI or any of its Subsidiaries free and clear of any Liens.

Section 3.20 Real Property; Leasehold. Neither CGI nor any of its Subsidiaries owns or has ever owned any real property. CGI has made available to NDX (a) an accurate and complete list of all real properties with respect to which CGI directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by CGI or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, each of which is in full force and effect, with no existing material default thereunder. CGI’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and CGI has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Liens. CGI has not received written notice from its landlords or any Governmental Entity that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

Section 3.21 Compliance with Laws; Regulatory Compliance.

(a)       Each of CGI and its Subsidiaries is in compliance in all material respects, with all Laws. No investigation or review by any Governmental Entity with respect to CGI or any of its Subsidiaries is pending or, to the Knowledge of CGI, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)       Each of CGI and its Subsidiaries and their respective employees and agents hold all permits, certificates, licenses, variances, registrations, exemptions, orders, consents and approvals from the U.S. Food and Drug Administration (the “FDA”) and any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of CGI products (any such Governmental Entity, a “CGI Regulatory Agency”) necessary for the lawful operation of the businesses of CGI and each of its Subsidiaries as currently conducted (the “CGI Permits”), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and the regulations of the FDA promulgated thereunder, and the Public Health Service Act of 1944, as amended (the “PHSA”). Section 3.21(b) of the CGI Disclosure Letter sets forth a list of all material CGI Permits as of the date of this Agreement. All such CGI Permits are valid, and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, under any CGI Permit. Each of CGI and each of its Subsidiaries is in compliance in all material respects with the terms of all CGI Permits, and no event has occurred that, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any CGI Permit.

(c)       None of CGI or its Subsidiaries nor, to the Knowledge of CGI, any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other CGI Regulatory Agency to invoke a similar policy. None of CGI or its Subsidiaries nor, to the Knowledge of CGI, any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under U.S. federal or state criminal or civil health care Laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act, in each case, as amended, and any comparable state Laws), or the regulations promulgated pursuant to such Laws (each, a “Health Care Law”). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of CGI, threatened against CGI or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of CGI or any of its Subsidiaries nor, to the Knowledge of CGI, any director, officer, employee, agent, subcontractor or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is or exclusion mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law, or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law, or exclusion, or disqualification under applicable Law. There are no consent decrees (including plea agreements) or similar actions to which CGI or any of its Subsidiaries or, to the Knowledge of CGI, any director, officer, employee, agent or Representative thereof, are bound or which relate to CGI products or services.

(d)       To CGI’s Knowledge, each of CGI and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other CGI Regulatory Agency with respect to the labeling, advertising, storing, testing, development, manufacture, packaging and distribution of CGI products. To CGI’s Knowledge, all pre-clinical and clinical studies conducted by CGI or its Subsidiaries have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices, Informed Consent requirements, other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11, and any applicable clinical trial protocol.

(e)       There are no proceedings pending or, to CGI’s Knowledge, threatened with respect to a violation or alleged violation by CGI or any of its Subsidiaries of any rules and regulations of any applicable Governmental Entities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other CGI Regulatory Agency). To CGI’s Knowledge, all applications, submissions, information and data utilized by CGI or any of its Subsidiaries as the basis for, or submitted by or on behalf of CGI or any of its Subsidiaries in connection with any and all requests for a CGI Permit relating to CGI or any of its Subsidiaries, when submitted to the FDA or other CGI Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other CGI Regulatory Agency. To the Knowledge of CGI, no data generated by CGI or any of its Subsidiaries with respect to CGI products or services is the subject of any action, either pending or threatened, by any CGI Regulatory Agency relating to the truthfulness or scientific adequacy or integrity of such data.

(f)       None of CGI or its Subsidiaries nor, to the Knowledge of CGI, any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other CGI Regulatory Agency or third party has initiated, or threatened to initiate, any action to recall, suspend or otherwise restrict the development or manufacture of any CGI product. None of CGI or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any CGI products or services, including with respect to their development, manufacturing, labeling, advertising, storing, or testing, from any Governmental Entity, CGI Regulatory Agency or other third party. To the Knowledge of CGI, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g)       CGI and its Subsidiaries have made available to NDX true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other CGI Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other CGI Regulatory Agency, other than immaterial items that have been corrected. CGI and its Subsidiaries have made available to NDX for review all material correspondence to or from the FDA or other CGI Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other CGI Regulatory Agency, and all other documents concerning communications to or from the FDA or other CGI Regulatory Agency, or prepared by the FDA or other CGI Regulatory Agency or which bear in any way on CGI’s or any of its Subsidiaries’ compliance with regulatory requirements of the FDA or any other CGI Regulatory Agency.

Section 3.22 Anti-Corruption Laws. None of CGI or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Corruption Laws”). To CGI’s Knowledge, neither CGI nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Entity with respect to potential violations of Anti-Corruption Laws.

Section 3.23 Fairness Opinion. Prior to the execution of this Agreement, the CGI Board has received the oral opinion (to be confirmed in writing) of CGI’s Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications, restrictions and limitations upon the review undertaken by CGI’s Financial Advisor in preparing its opinion, the Merger Consideration to be paid by CGI in the Merger pursuant to this Agreement is fair, from a financial point of view, to CGI (the “CGI Fairness Opinion”). Such CGI Fairness Opinion has not been amended or rescinded as of the date of this Agreement. Copies of the written opinion of CGI’s Financial Advisor will be delivered to NDX for informational purposes only reasonably promptly following receipt thereof by CGI.

Section 3.24 Insurance. Section 3.24 of the CGI Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or otherwise applicable, as of the date of this Agreement, to the assets, properties or operations of CGI and the CGI Subsidiaries, and CGI has heretofore made available to NDX and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of CGI and the CGI Subsidiaries for all periods prior to the Effective Time. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient, given the current state of CGI’s business, for compliance by CGI and the CGI Subsidiaries with (i) all requirements of applicable Law and (ii) all Contracts to which any of CGI or any of the CGI Subsidiaries is a party, and each of CGI and each of the CGI Subsidiaries has complied in all material respects with the provisions of such policy under which CGI or such CGI Subsidiary, as applicable is an insured party. Neither CGI nor any of the CGI Subsidiaries is in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Neither CGI nor any of the CGI Subsidiaries has been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of CGI or such CGI Subsidiary, as applicable, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of CGI, threatened material claims under any insurance policy.

Section 3.25 Books and Records. The minute books of CGI and the CGI Subsidiaries made available to NDX prior to the date hereof accurately and adequately reflect in all material respects all action previously taken by the respective stockholders, Boards of Directors and committees of the Boards of Directors of CGI and the CGI Subsidiaries. The copies of the stock book records of CGI and the CGI Subsidiaries made available to NDX prior to the date hereof are true, correct and complete and accurately reflect all transactions effected in CGI Capital Stock and in the capital stock of the CGI Subsidiaries through and including the date hereof.

Section 3.26 Grants and Subsidies. Neither CGI nor any of the CGI Subsidiaries has as of the date of this Agreement (i) applied for, accepted or become subject to any requirement or obligation relating to any grants, incentives (including tax incentives), benefits, funding, loan, support, exemptions, qualifications and subsidies or similar benefits from any Governmental Entity or from other bi- or multi-national grant programs (each a “Governmental Grant” and collectively “Governmental Grants”) or (ii) amended or terminated, or waived any material right or remedy related to, any Governmental Grant.

Section 3.27 No Other Representations or Warranties; Reliance. Except for the representations and warranties contained in this Agreement, none of CGI, any of its Subsidiaries, CGI’s Affiliates nor any other Person makes any express or implied representation or warranty on behalf of CGI, its Subsidiaries or CGI’s Affiliates or any other Person, and each of CGI, its Subsidiaries and CGI’s Affiliates hereby disclaims any such representation or warranty whether by CGI, its Subsidiaries or its Affiliates. CGI has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by NDX or any of its Affiliates or Representatives, except as expressly set forth in Article IV and those certificates delivered by NDX pursuant to this Agreement.

Article IV
Representations and Warranties of NDX

Except as disclosed in the disclosure letter (the “NDX Disclosure Letter”) delivered by NDX to CGI prior to the execution of this Agreement, NDX hereby represents and warrants to CGI and Merger Sub as follows:

Section 4.01 Corporate Organization.

(a)       NDX is a company duly organized, validly existing and in good standing under the laws of Israel. NDX has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

(b)       A true and complete copy of the articles of association of NDX (the “NDX Charter”), as in effect as of the date of this Agreement, has previously been made available to CGI.

(c)       NDX has no Subsidiaries.

Section 4.02 Capitalization.

(a)       Authorized and Issued Shares.

(i)       NDX’s authorized share capital is NIS 150,000, divided into 9,390,000 NDX Ordinary Shares, 360,000 NDX Preferred A Shares, 2,900,000 NDX Preferred B Shares and 2,350,000 NDX Preferred B-1 (the NDX Preferred Shares and the NDX Ordinary Shares are together referred to as the “NDX Share Capital”). As of the date of this Agreement, (1) 1,321,977 NDX Ordinary Shares were issued and outstanding, (2) 335,565 NDX Preferred A Shares were issued and outstanding, (3) 2,743,952 NDX Preferred B Shares were issued and outstanding, (4) no NDX Preferred B-1 Shares were issued and outstanding, (5) 688,196 NDX Ordinary Shares were reserved and available for issuance pursuant to the Novellus DX 2012 Share Option Plan, as amended and in effect on the date hereof (the “NDX 2012 Plan”), (5) 406,234 options to purchase NDX Ordinary Shares pursuant to the NDX 2012 Plan (the “NDX Options”) were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 406,234 NDX Ordinary Shares, (6) 2,208,349 warrants to purchase shares of NDX Share Capital were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 2,000 shares of NDX Ordinary Shares, 6,255 shares of NDX Preferred B Shares and 2,200,094 shares of NDX Preferred B-1 Shares (collectively, the “NDX Warrants”). NDX does not hold any shares of its capital stock in its treasury. Except as set forth in the second sentence of this Section 4.02(a)(i), no other Equity Interest of CGI were issued, reserved for issuance or outstanding, and NDX has no other options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts, arrangements or commitments of any kind, including any stockholder rights plan, relating to, or the value of which is determined in reference to, the issued or unissued NDX Share Capital, obligating NDX to issue, transfer or sell, or cause to be issued, transferred or sold, any Equity Interests of NDX. All of the issued and outstanding shares of NDX Share Capital are and, at the time of issuance, all such shares that may be issued upon the exercise NDX Options and NDX Warrants will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Law, the NDX Charter or any Contract to which NDX is a party or by which it is otherwise bound.

(ii)       Except for NDX Options and NDX Warrants, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of NDX to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests of NDX. There are not any outstanding obligations of NDX to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in NDX. NDX is not a party to any agreement with respect to the voting of any share capital or voting securities of, or other Equity Interests in, NDX.

(iii)       Section 4.02(a)(iii)(1) of the NDX Disclosure Letter sets forth a complete and correct list of all NDX Options which specify (A) each NDX Option outstanding as of the date hereof, (B) the name of the holder thereof, (C) the grant date, (D) the date upon which each NDX Option would normally be expected to expire absent termination of employment or other acceleration, (E) the number of NDX Ordinary Shares issuable thereunder, (F) the vesting schedule, (G) the number of NDX Options that are vested as of the date of this Agreement and the number of NDX Options that are unvested, (H) the exercise price, (I) whether each such NDX Option was granted as is subject to Tax pursuant to Section 3(i) of the Israeli Tax Ordinance or Section 102 and the applicable subsection of Section 102 and (J) for Section 102 Options and Section 102 Shares, the applicable dates of deposit of such Section 102 Options and Section 102 Shares with the 102 Trustee. In addition, Section 4.02(a)(iii)(2) of the NDX Disclosure Letter indicates, as of the date of this Agreement, which holders of NDX Options and Section 102 Shares are not employees of NDX (including non-employee directors, NDX’s contractors, vendors, service providers or other similar persons), including a description of the relationship between each such person and NDX. True, correct and complete copies of the NDX 2012 Plan, all forms of agreements and instruments relating to or issued under the NDX 2012 Plan (including executed copies of all contracts relating to each NDX Option and Section 102 Shares) have been made available to CGI prior to the date hereof, and neither the NDX 2012 Plan nor such contracts have been amended, modified or supplemented since being provided to CGI, and there are no agreements, understandings or commitments to amend, modify or supplement the NDX 2012 Plan or such contracts in any case from those provided to CGI. All tax rulings, opinions, and filings with the ITA relating to the NDX 2012 Plan and any award thereunder have been provided to CGI. The terms of the NDX 2012 Plan permit the treatment of the options as provided in this Agreement, without the consent or approval of the holders of such options, NDX’s shareholders, or otherwise. Except as set forth in Section 4.02(a)(iii)(3) of the NDX Disclosure Letter, no benefits under the NDX 2012 Plan will accelerate in connection with the Transactions. No other outstanding NDX Options, whether under the NDX 2012 Plan or otherwise, will be accelerated in connection with the transactions under this Agreement. Each grant of an NDX Option was duly authorized no later than the date on which the grant of such NDX Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the NDX Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents; each such grant was made in all material respects in accordance with the terms of the NDX 2012 Plan and all other applicable Laws including the provisions of Section 102 of the Israeli Tax Ordinance (if applicable); and if required by any applicable Law, the per share exercise price of each NDX Option was not less than the fair market value of an NDX Ordinary Share on the applicable Grant Date. The NDX 2012 Plan and each other option plan and other incentive plan of NDX are qualified under Section 102 of the Israeli Tax Ordinance, and all actions necessary to maintain the qualification of the NDX 2012 Plan and each such other option plan or other incentive plan under Section 102 of the Israeli Tax Ordinance have been taken including the approval of the NDX 2012 Plan by the ITA.

(iv)       NDX has made available to CGI a complete and correct list of all NDX Warrants outstanding as of the date hereof, which list includes, with respect to each such NDX Warrant, the (A) holder of such NDX Warrant, (B) the exercise price (if applicable), (C) the number and type of NDX Share Capital underlying such security and (D) the date of issuance.

(b)       No bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of NDX having the right to vote on any matters on which shareholders may vote (“NDX Voting Debt”) are issued or outstanding.

(c)       NDX does not own, beneficially or of record, directly or indirectly any Equity Interests in any Person, nor does NDX have any Contract or other obligation requiring that NDX acquire any Equity Interest in any Person.

(d)       Neither NDX nor any of the shareholders of NDX owns, beneficially or of record, directly or indirectly, any Equity Interests in CGI or any of the CGI Subsidiaries.

(e)       Each of the shareholders of NDX listed on Schedule I hereto is an executive officer of NDX, is a member of the NDX Board, or is a holder of greater than five percent (5%) of the issued and outstanding shares of NDX Share Capital.

Section 4.03 Authority; No Violation.

(a)       NDX has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved and adopted by the NDX Board. The NDX Board (at meetings duly called and held) has determined that this Agreement and the Merger and the other Transactions are in the best interests of NDX and its shareholders and that considering the financial position of NDX and Merger Sub and subject to the consummation of this Agreement and the other Transactions, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of NDX to its creditors, has adopted this Agreement and recommended that its shareholders vote in favor of the approval of this Agreement, the Merger and the other Transactions (including, for the avoidance of doubt, the adoption of the Amended AOA as the amended and restated Articles of Association of NDX and the conversion of the NDX Shares (other than NDX Ordinary Shares issued upon exercise of NDX Options and certain other NDX Ordinary Shares, which will remain NDX Ordinary Shares) into NDX Ordinary A Shares and NDX Ordinary Shares, in each case as contemplated by Section 6.04(b)) and has directed that a meeting of NDX’s shareholders be duly convened for such purpose (the “NDX Shareholders Meeting”). Except for the approval of this Agreement, the Merger and the other Transactions by the NDX Board, which has been obtained, the holders of a majority of the outstanding shares of each class of shares of NDX Share Capital and the Preferred B Shares Majority (as defined in the NDX Charter) (together, the “NDX Shareholder Approval”), no other corporate proceedings on the part of NDX or any other vote by the holders of any class or series of NDX Share Capital are necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents and obtaining a Merger Certificate as required by the Companies Law, including as set forth in Section 6.05). This Agreement has been duly and validly executed and delivered by NDX and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of NDX, enforceable against NDX in accordance with its terms, subject to the Bankruptcy Exceptions.

(b)       Neither the execution and delivery of this Agreement by NDX nor the consummation by NDX of the Merger or the other Transactions, nor compliance by NDX with any of the terms or provisions of this Agreement, will (i) violate any provision of the NDX Charter or the NDX Shareholders’ Agreement or (ii) assuming that the consents, approvals and filings referred to in Section 4.04 are duly obtained and/or made, (A) violate any Injunction or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to NDX or any of its assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of NDX under, any of the terms, conditions or provisions of any Contract, note, bond, mortgage, indenture, deed of trust, NDX License, lease, agreement or other instrument or obligation to which NDX is a party, or by which they or any of their respective properties or assets may be bound or affected.

(c)       Neither the Merger nor the other Transactions require the publication of a prospectus in accordance with section 15(a) of the Israeli Securities Law - 5728-1968.

Section 4.04 Consents and Approvals. Except for (a) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law, (b) compliance with notices and filings, if any, under the any Antitrust Laws of any applicable jurisdiction, (c) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of CGI Common Stock constituting the Merger Consideration, (d) any filings required under the rules and regulations of NASDAQ and (e) the IIA Notice, no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any Governmental Entity are necessary in connection with (i) the execution and delivery by NDX of this Agreement, and (ii) the consummation by NDX of the Transactions.

Section 4.05 Reports. NDX has timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2017 with the Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments would not, individually or in the aggregate, reasonably be expected to be material to NDX.

Section 4.06 Financial Statements.

(a)       Section 4.06(a) of the NDX Disclosure Letter includes true and complete copies of NDX’s (i) unaudited consolidated balance sheet for the three months ended June 30, 2018, and the related consolidated unaudited statements of operations, cash flows and equity, and (ii) audited consolidated balance sheet as of December 31, 2017 and December 31, 2016, and the related consolidated audited statements of operations, cash flows and equity for the twelve (12) months ended December 31, 2017 and December 31, 2016, together with the notes thereto and the reports and opinions of NDX’s independent auditor relating thereto, prepared in accordance with GAAP ((i) and (ii) collectively, the “NDX Financial Statements”). The NDX Financial Statements (i) complied, or will comply as to form in all material respects prior to the filing of the Registration Statement, with the published rules and regulations of the SEC with respect thereto (ii) were prepared and will be prepared, as the case may be, in all material respects in accordance with GAAP applied on a consistent basis (unless otherwise noted therein) for the periods and as of the dates presented (except as may be indicated in the notes thereto, or in the case of unaudited statements, as permitted by the rules and regulations of the SEC), (iii) fairly present, in all material respects, the financial condition, the cash flows and operating results of NDX as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material).

(b)       NDX maintains adequate disclosure controls and procedures designed to ensure that material information relating to NDX is made known to the Chief Executive Officer of NDX by others within NDX.

(c)       None of NDX, or any director, officer, employee, or internal or external auditor of NDX has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that NDX has engaged in questionable accounting or auditing practices and no current or former attorney representing NDX has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by NDX or any of its officers, directors, employees or agents to the board of directors of NDX or any committee thereof or to any director or executive officer of NDX.

(d)       During the periods covered by the NDX Financial Statements, there have been no: (i) changes in the internal control over financial reporting of NDX that have materially affected, or are reasonably likely to materially affect, NDX’s internal control over financial reporting; (ii) significant deficiencies and material weaknesses in internal accounting controls utilized by NDX; (iii) instances of fraud, whether or not material, involving the management of NDX or other employees of NDX who have a role in the preparation of financial statements or the internal accounting controls utilized by NDX; or (iv) claim or allegation regarding any of the foregoing.

(e)       Except (i) for those liabilities that are reflected or reserved against on NDX’s balance sheet as of June 30, 2018 or the notes thereto included in the NDX Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2018 and (iii) for liabilities and obligations incurred in connection with this Agreement, NDX does not have any liabilities that, individually or in the aggregate, are material to NDX.

(f)       NDX has duly paid when due (according to the original payment schedule thereof) all principal and interest payments on account of any of its Indebtedness.

(g)       NDX is not a party to, nor does it have any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between NDX, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any off-balance sheet arrangement, which, the case of any of the foregoing, would (if NDX were subject to the reporting requirements of Section 13a of the Exchange Act) be required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

Section 4.07 Advisors’ Fees. None of NDX, or any of its officers or directors has employed any Advisor, or incurred any liability for any broker’s fees, commissions, finder’s fees or other Advisor fees, in connection with the Merger or other Transactions, other than Chardan, LLC (“NDX’s Financial Advisor”). NDX retained NDX’s Financial Advisor pursuant to an engagement letter and has delivered to CGI a true and complete copy of such engagement letter. Section 4.07 of the NDX Disclosure Letter sets forth, as of the date of this Agreement, NDX’s good faith estimate of the out-of-pocket fees payable by it to NDX’s Financial Advisor in connection with this Agreement, the Merger and the other Transactions.

Section 4.08 Absence of Certain Changes or Events.

(a)       Since January 1, 2018, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NDX.

(b)       Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2018, through the date of this Agreement, NDX has carried on its business in all material respects in the ordinary course.

Section 4.09 Legal Proceedings.

(a)       Except as set forth in Section 4.09(a) of the NDX Disclosure Letter, NDX is not a party to any, and there are no pending or, to NDX’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against NDX or, to NDX’s Knowledge, any of the directors, officers or employees of NDX in their capacity as such. Since the date of its incorporation, NDX has not settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to NDX.

(b)       Except as set forth in Section 4.09(b) of the NDX Disclosure Letter, there is no Injunction, judgment or regulatory restriction imposed upon NDX or the assets of NDX.

Section 4.10 Taxes and Tax Returns.

(a)       NDX has timely filed with the proper Tax Authority, taking into account any extensions, all material Tax Returns required to be filed by it, and all such Tax Returns are accurate and complete in all material respects. All material Taxes required to be paid by NDX (whether or not shown on any Tax Return) on or before the Closing Date have been timely paid, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings, have not been finally determined and have been adequately reserved against in accordance with GAAP.

(b)       There are no Liens for Taxes on any assets of NDX.

(c)       No deficiency for any Tax has been asserted or assessed by any Tax Authority against NDX which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(d)       NDX has provided adequate reserves in its financial statements for any Taxes that have not been paid in accordance with GAAP, as consistently applied by NDX.

(e)       NDX has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, stockholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all material withholding Tax Returns, for all periods.

(f)       NDX has not been an “Approved Enterprise” or “Benefited Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959. No prior approval of any Governmental Entity is required in order to consummate the transactions contemplated under this Agreement or to preserve entitlement of NDX or any of the NDX Subsidiaries to any such incentive, subsidy, or benefit.

(g)       Except as set forth in Section 4.10(g) of the NDX Disclosure Letter, NDX is not a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement.

(h)       NDX has not (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(i)       NDX is not required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of NDX pursuant to the Israeli Tax Ordinance.

(j)       No audits are presently pending with regard to any Taxes or Tax Returns of NDX. No notification has been received by NDX that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to NDX or any Tax Return filed by or with respect to NDX.

(k)       All Tax deficiencies that have been claimed, proposed, assessed or asserted against NDX have been fully paid or finally settled.

(l)       There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against NDX.

(m)       NDX is not a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

(n)       Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), NDX has made available to CGI true, correct and complete copies of the Israeli Tax Returns, and Tax opinions and legal memoranda, audit reports, letter rulings and similar documents, for NDX for any jurisdiction for each of the taxable periods which is not yet time barred under the applicable statute of limitations.

(o)       NDX has not received written notice of any claim made by a Tax Authority in a jurisdiction where NDX does not file Tax Returns, that NDX is or may be subject to taxation by that jurisdiction. NDX has not received notice of, or any claim made by, a Governmental Entity that it has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty or Law, in any country outside its country of formation.

(p)       NDX is not nor has it ever been a “real estate corporation” as defined under the Israeli Real Estate Taxation Law (Betterment and Purchase) -1963, a “United States Real Property Holding Corporation” as defined under the Code.

(q)       NDX has not been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is NDX), or has any liability for Taxes of any Person (other than NDX) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(r)       NDX has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code within the past two years.

(s)       NDX has not engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2).

(t)       NDX has (i) complied in all material respects with all applicable legal requirements concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records, (ii) collected and timely remitted to the relevant Taxing Authority all output value added Tax which it was required to collect and remit under any applicable Law and (iii) has not received a refund for input-value added Tax for which it is not entitled under any applicable Law. NDX has never made any exempt transaction, and, there are no circumstances by reason of which it would be reasonably expected that there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by them. NDX is duly registered for VAT purposes.

(u)       NDX has no current or accumulated earnings and profits.

(v)       NDX has not (i) undertaken any transaction which required or will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning Requiring Reporting) (Temporary Provisions), 2006 regarding aggressive tax planning, (ii) has obtained an “Opinion”, as defined under section 131D of the Israeli Tax Ordinance or (iii) has taken a “Reportable Position” as defined under Section 131E of the Israeli Tax Ordinance. NDX is in compliance with all transfer pricing requirements in all jurisdictions in which any of them do business; none of the transactions between or among NDX or any Affiliates may be subject to adjustment, apportionment, allocation or recharacterization under Section 85A of the Israeli Tax Ordinance and the regulations promulgated thereunder or any legal requirement, all of such transactions have been effected on an arm’s length basis and NDX has made available to CGI all material intercompany agreements, contracts and arrangements relating to transfer pricing. NDX is not subject to restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance pursuant to any Tax ruling made in connection with the provisions of Part E2. Section 4.10(v) of the NDX Disclosure Letter lists each Tax incentive, subsidy or benefit granted to or enjoyed by NDX under the laws of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive.

(w)       NDX (A) has not at any time been a controlled foreign corporation as defined in Section 957 of the Code, (B) has not at any time been a “passive foreign investment company” within the meaning of Section 1297 of the Code, and (C) does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. For purposes of any determination under Section 965 of the Code, (i) the last taxable year of NDX which began before January 1, 2018 ended on a date prior to the Closing Date and (ii) no election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law) has been filed with respect to direct or indirect interests in NDX.

(x)       NDX is (or has elected to be classified as) an association taxable as a corporation for U.S. federal Tax purposes. NDX operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

Section 4.11 Employee Benefit Plans; Employees.

(a)       For purposes of this Agreement, “NDX Benefit Plan” shall mean each benefit or compensation plan, or program, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, or program, of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated), that is sponsored, maintained or contributed to by NDX (or required to be maintained or contributed to by NDX) for the benefit of current or former directors, officers or employees of, or consultants to NDX or with respect to which NDX, directly or indirectly, has any liability. Section 4.11(a) of the NDX Disclosure Letter contains a true and complete list of each NDX Benefit Plan. Each NDX Benefit Plan may be amended or terminated without liability to NDX at any time on or after the Closing Date. NDX has no plan or commitment to establish any new NDX Benefit Plan or to modify any NDX Benefit Plan (except to the extent required by applicable Law, as previously disclosed to CGI in writing), or is required by this Agreement.

(b)       Each NDX Benefit Plan is in compliance in all material respects with all applicable Laws and the terms of such NDX Benefit Plan. There are no pending or to NDX’s Knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the NDX Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to NDX. No NDX Benefit Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance or similar program and to NDX’s Knowledge, no fact or event exists or could reasonably be expected to give rise to any such investigation, audit or other administrative proceeding. Except as required by applicable Laws, no NDX Benefit Plan provides health, life or disability benefits to any current or former employees or service providers or their beneficiaries following termination of employment or service or after retirement.

(c)       NDX has made available to CGI or to CGI’s counsel true and complete copies of the following documents relating to the NDX Benefit Plans: (i) if the NDX Benefit Plan has been reduced to writing, a current copy of the plan documents together with all amendments thereto; (ii) if applicable, any trust agreements.

(d)       There is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to NDX’s Knowledge, threatened against or affecting NDX, or (ii) lockout, strike, slowdown, work stoppage or, to NDX’s Knowledge, threat thereof by or with respect to any employees of NDX.

(e)       Except as provided by this Agreement and except as set forth in Section 4.11(d) of the NDX Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former director or any employee or other service provider of NDX, (ii) increase any benefits otherwise payable under any NDX Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits or (iv) result in the triggering or imposition of any restrictions or limitations on the rights of NDX to amend or terminate any NDX Benefit Plan.

(f)       Solely with respect to employees of NDX who reside or work in Israel (each, an “Israeli Employee”), and consultants, agents and independent contractors engaged in Israel with respect to the Business as conducted by NDX (the “Israeli Service Providers”): (i) NDX is not a party to or subject to the provisions of any collective agreement; (ii) NDX has not nor is it subject to, and no Israeli Employee benefits from, any extension order (tzavei harchava), other than extension orders of general application in the private sector, with respect to which NDX is in full compliance; (iii) NDX’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Israeli Severance Pay Law (5723-1963) are fully funded or accrued on the NDX Financial Statements and all Israeli Employees are subject to the provisions of Section 14 of said law with respect to such statutory severance pay; (iv) all amounts that NDX is legally or contractually required either (x) to deduct from its Israeli Employees’ salaries or to transfer to such Israeli Service Providers’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its Israeli Employee’ salaries or Israeli Service Providers’ compensation and benefits and to pay to any Governmental Entity as required by the Israeli Tax Ordinance and the Israeli National Insurance Law or otherwise, have, in each case, been duly deducted, transferred, withheld and paid in all material respects, and NDX has no outstanding obligation to make any such deduction, transfer, withholding or payment, except where any such outstanding obligation, individually or in the aggregate, is not material; (v) to NDX’s Knowledge, no Israeli Employee’s employment by, or Israeli Service Provider’s engagement with NDX requires any special license, permit or other approval, including a permit for foreign experts, from any Governmental Entity, and (vi) there are no unwritten policies, practices or customs of NDX that, by extension, could reasonably be expected to entitle any Israeli and/or Israeli Employees to material benefits in addition to what such Israeli Service Provider and/or Israeli Employees is entitled to by applicable Law or under the terms of such Israeli Employee’s employment agreement and/or Israeli Service Provider’s agreement (including unwritten customs or practices concerning bonuses, the payment of statutory severance pay when it is not required under applicable Law and the like).

(g)       True and complete information as to (i) name, (ii) current job title, (iii) status as full-time or part-time, (iv) if an employee, his or her status as exempt or non-exempt, (v) date of hire or commencement of service, (vi) rate of compensation, (vii) bonus and commission compensation, (viii) primary work location, (ix) immigration or visa status, (x) accrued but unpaid vacation, sick leave or other paid time off and (xi) whether the individual is on a leave of absence, and if so, expected date of return, for all current employees and independent contractors of NDX has been made available to CGI. Other than as set forth on Section 4.11(f) of the NDX Disclosure Letter, no current employee has given notice of termination of employment or to the Knowledge of NDX, otherwise disclosed plans to terminate employment with NDX within the twelve (12) month period following the date hereof.

(h)       No union or other collective bargaining unit has been certified or recognized by NDX as representing any of its employees; and NDX does not pay any dues to the Israeli General Federation of Labor (or Histadrut) or participates in the expenses of any Worker’s Committee (or Va’ad Ovdim). NDX has complied in all material respects with all laws relating to the employment of labor, including, without limitation, the Israeli Notification to an Employee (Terms of Employment) Law (2002), Notice to Employee (Terms of Employment) Law (2002), Prevention of Sexual Harassment Law (1998), Hours of Work and Rest Law (1951), Annual Leave Law (1951), Salary Protection Law (1958) and Employment by Human Resource Contractors Law (1996), the Advance Notice for Dismissal and Resignation Law (2001), and Increased Enforcement of Labor Legislation Law (2011), and extending to any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and similar taxes (collectively, the “Employment Practices”), and is not liable for any arrearages of wages or any taxes or penalties for failure to comply with any of the foregoing. NDX does not engage minors, students, interns or foreign employees in Israel. There are no pending or, to the Knowledge of NDX, threatened claims or proceedings, charges or complaints against NDX before any Governmental Entity with respect to Employment Practices of NDX. In the past six years, no current or former employee or independent contractor of NDX has filed a claim, suit or charge with a Governmental Entity with respect to Employment Practices of NDX. Other than as set forth on Section 4.11(a)(1) of the NDX Disclosure Letter, the employment and engagement of each of the current Israeli Employees of NDX is terminable by no more than thirty (30) days prior notice. Other than as set forth on Section 4.11(a) (2) of the NDX Disclosure Letter, there are no Contracts which are in full force and effect between NDX and any employee relating to the terms and conditions of employment or pursuant to which NDX has any obligation to make payments or provide any compensation, benefits or severance either during the term of such employee’s employment or following the termination of such employment. There are no Contracts between NDX and any former employee pursuant to which NDX continues to have any obligation to make payments or provide any compensation, benefits or severance to such former employee or pursuant to which NDX continues to have any material liability or obligation to such former employee. NDX has not made or agreed to make any payment or agreed to provide any benefit to any employee or former employee of NDX or to any dependent of such employee or former employee, in connection with the actual or proposed termination or suspension of employment of such employee or former employee. All individuals who are or were performing consulting or other services for NDX are or were correctly classified under all applicable Laws by NDX as “independent contractors” (or comparable status), and such individuals are not entitled to the rights of an employee of NDX. All individuals who are or were classified as “employees” of NDX are or were correctly classified under all applicable Laws by NDX as exempt or non-exempt with respect to overtime entitlement. NDX has made available complete and correct copies of all: (i) material agreements with Israeli Service Providers and Israeli Employees and (ii) material manuals and material written policies relating to the employment of Israeli Employees. No Action, claim or demand between NDX and any of its respective present or former employees is pending or, to the Knowledge of NDX, threatened. NDX is not nor has been a party to any collective bargaining agreement, works council agreement, or similar labor union agreement, trade union or other organization or body involving any of its respective employees. None of the employees of NDX is represented by any labor organization, and to the Knowledge of NDX, there are no activities or proceedings of any labor union or any employee or group of employees of NDX to organize or attempt to organize any such employees. NDX is not a member of any employer organization nor received demand for payment of dues to any such organization.

Section 4.12 Internal Control. NDX has designed and maintains a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for internal purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of NDX’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that NDX’s receipts and expenditures are being made only in accordance with authorizations of NDX’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of NDX’s assets that could have a material effect on NDX’s financial statements. NDX has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to NDX’s auditors and the NDX Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect NDX’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in NDX’s internal control over financial reporting. Since January 1, 2018, none of NDX, NDX’s auditors, the NDX Board or the audit committee of the NDX Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

Section 4.13 Compliance with Laws; Licenses.

(a)       The business of NDX has been conducted in compliance with all Laws in all material respects. No investigation or review by any Governmental Entity with respect to NDX is pending or, to NDX’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the Knowledge of NDX, no condition or state of facts exists that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Except as set forth in Section 4.13(a) of the NDX Disclosure Letter, NDX has all Licenses necessary to conduct its business as presently conducted.

(b)       NDX is in material compliance with (i) their respective obligations under each of the NDX Licenses and (ii) the rules and regulations of the Governmental Entity issuing such NDX Licenses. There is not pending or, to NDX’s Knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against NDX relating to any of the NDX Licenses. To the Knowledge of NDX, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any NDX License, and to the Knowledge of NDX, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all NDX Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to NDX’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any NDX License.

(c)       In soliciting the Subscription Agreements, NDX has complied in all material respects with all applicable securities Laws. Each of the counterparties to CGI of all such Subscription Agreements are officers or directors of NDX, or are otherwise current investors in, or Affiliates of, NDX.

Section 4.14 Material Contracts.

(a)       Section 4.14(a) of the NDX Disclosure Letter sets forth a complete list of each currently effective Contract to which NDX is a party or by which it is bound as of the date of this Agreement (each, a “NDX Material Contract”):

(i)       relating to leases of real property;

(ii)       for the purchase of materials, supplies, goods, services, equipment or other assets (1) for annual payments by NDX, or pursuant to which in the last year NDX paid, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts by NDX at the Closing or at any time thereafter;

(iii)       for the sale of materials, supplies, goods, services, equipment or other assets (1) for annual payments to NDX, or pursuant to which in the last year NDX received, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts to NDX at the Closing or at any time thereafter;

(iv)       (a) any pledge, security agreement, deed of trust or other Contracts that impose a Lien on any of NDX’s assets; (b) loan or credit agreement, indenture, debenture, note or other Contracts that create, incur or guarantee any Indebtedness, or (C) Contracts under which NDX assumes, or otherwise becomes liable for, the obligations of any other Person;

(v)       that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(vi)       relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), as well as all capitalized lease obligations, all guarantees and arrangements having the economic effect of a guarantee of Indebtedness of any Person, or all obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, except for Contracts relating to Indebtedness in an amount not exceeding $50,000 in the aggregate and that require the payment in full of such Indebtedness prior to the Closing;

(vii)       each NDX Benefit Plan and any severance or change in control Contracts;

(viii)       which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of NDX or, following the consummation of the Transactions, the business and operations of Surviving Company or NDX, is or would be conducted, (ii) the Persons NDX, may hire, (iii) the Persons NDX may sell products or deliver services, or (iv) the scope of the business and operations of NDX, taken as a whole;

(ix)       in respect of any NDX Intellectual Property (1) that provides for annual payments of, or pursuant to which in the last year NDX paid or received, in the aggregate, $50,000 or more or (2) pursuant to which NDX will pay or receive any payments in any amounts at the Closing or at any time thereafter;

(x)       containing any grant by NDX to any Person of any express license to market or commercialize any product, including under any Patents (including any covenants not to sue);

(xi)       containing any royalty, dividend or similar arrangement based on the revenues or profits of NDX;

(xii)       with any Governmental Entity (including the IIA) or a subcontractor to any Governmental Entity in connection with such NDX Material Contract;

(xiii)       any Contract with (a) an executive officer or director of NDX or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding share capital of NDX or (c) to the Knowledge of NDX, any Person in which any such officer, director or owner has a “personal interest” (within the meaning of the Companies Law);

(xiv)       any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

(xv)       relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of NDX or any other Person, or for the grant to any Person of any preferential rights to purchase any of any such securities, property or assets;

(xvi)       any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from NDX in excess of $50,000.

(xvii)       providing for any minimum or guaranteed payments by NDX to any Person in excess of $25,000 annually;

(xviii)       establishing powers of attorney or agency agreements; and

(xix)       other than as set forth elsewhere on Section 4.14(a) of the NDX Disclosure Letter, and excluding customary confidentiality and non-disclose agreements, all other Contracts that are material to the business or operations of NDX and commitments or agreements to enter into any of the foregoing.

(b)       NDX has delivered or made available to CGI accurate and complete copies of all NDX Material Contracts, including all amendments thereto. There are no NDX Material Contracts that are not in written form. NDX has not, nor to NDX’s Knowledge, has any other party to a NDX Material Contract materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any NDX Material Contract. As to NDX, as of the date of this Agreement, each NDX Material Contract is valid, binding, enforceable and in full force and effect, subject to the Bankruptcy Exceptions. Except as set forth in Section 4.14(a) of the NDX Disclosure Letter, the consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from NDX or the Surviving Company to any Person under any NDX Material Contract or give any Person the right to terminate or alter the provisions of any NDX Material Contract. No Person (A) is renegotiating any material amount paid or payable to NDX under any NDX Material Contract or any other material term or provision of any NDX Material Contract or (B) has provided notice to NDX that it intends to terminate any NDX Material Contract or with respect to any breach or default in any material respect of any NDX Material Contract.

Section 4.15 Environmental Liability.

(a)

(i)       NDX possesses and is in compliance with all Environmental Permits necessary in all material respects to conduct its businesses and operations as currently conducted.

(ii)       To the Knowledge of NDX, NDX is in compliance and has complied in all material respects with all applicable Environmental Laws, and NDX has not received any communication from any Governmental Entity or other Person that alleges that NDX has violated or is liable under any Environmental Law in any material respect.

(iii)       There are no Environmental Claims pending or, to NDX’s Knowledge, threatened against NDX, and NDX has not contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against NDX nor there is any circumstance involving NDX that would reasonably be expected to result in Environmental Claim.

(b)       Releases. To the Knowledge of NDX, there have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected to result in any Environmental Claim or liability.

Section 4.16 Takeover Laws. To NDX’s Knowledge, there are no Takeover Statutes or any takeover-related provisions in the NDX Charter of NDX Shareholder Agreement applicable to the Merger or the other Transactions.

Section 4.17 NDX Information. The information relating to NDX that is provided by NDX or NDX’s Representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Regulatory Agency in connection with the Merger and the other Transactions, will not (a) in the case of the Form S-4, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it is declared effective under the Securities Act, and (b) in the case of the Proxy Statement, at the date it is first mailed to CGI’s or NDX’s shareholders or at the time of the CGI Stockholders’ Meeting or the NDX Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 4.18 Affiliate Transactions. To NDX’s Knowledge, as of the date of this Agreement, there are no transactions, Contracts or understandings between NDX, on the one hand, and, on the other hand, either (i) any holder of Equity Interest in NDX or (ii) any of NDX’s other Affiliates, that would be required to be disclosed by NDX under Item 404 of Regulation S-K under the Securities Act if NDX were to be subject to such regulation.

Section 4.19 Intellectual Property.

(a)       Other than as set forth on Section 4.19(a) of the NDX Disclosure Letter, NDX, owns or has a valid license to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of its businesses as currently conducted (collectively, the “NDX IP Rights”) and such (i) ownership or (ii) right to use the NDX IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions, except where the execution, delivery and performance of this Agreement or the consummation of the Merger may affect the ownership or right to use any of the NDX IP Rights but does not create or trigger any monetary or financial liability or obligation of NDX or any other material liability or obligation of NDX. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by NDX are currently subsisting and valid and enforceable. To NDX’s Knowledge, none of the patents underlying the NDX IP Rights which are not owned by NDX are (i) invalid or (ii) subject to third-party invalidity claims.

(b)       (i) To NDX’s Knowledge, the conduct of the business as currently conducted by NDX does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to NDX’s Knowledge, threatened against NDX or any indemnitee thereof; (ii) there is no claim, action or proceeding asserted or, to NDX’s Knowledge, threatened against NDX or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by NDX or used or alleged to be used in the business of NDX; (iii) NDX has not filed or threatened in writing any claim against any third Person alleging that such Person infringes any NDX IP Right; and (iv) to NDX’s Knowledge, no third Person is infringing any NDX IP Right.

(c)       All amounts payable by NDX to all Persons involved in the research, development, conception or reduction to practice of any NDX IP Rights have been paid in full, and all employees of NDX have expressly and irrevocably waived the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee for the use of any of NDX Intellectual Property Rights. All such Persons who have contributed to the creation, invention, modification or improvement of any NDX IP Rights, in whole or in part, have explicitly waived any and all moral rights with respect to the NDX IP Rights.

(d)       No funding, facilities or personnel of any Governmental Entity or university, college, research institute or other educational or medical institution have been or are being used, directly or indirectly, to develop or create, in whole or part, any Intellectual Property Rights claimed to be owned by NDX and no employee or consultant who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights claimed to be owned by NDX performed services for any Governmental Entity, university, college, research institute or other educational or medical institution during a period of time during which such person was also performing services for NDX.

(e)       NDX has taken commercially reasonable precautions, consistent with customary practice in their industry, to protect and maintain the confidentiality of nonpublic information relating to material NDX IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of NDX (“Confidential NDX IP”). NDX has not disclosed any Confidential NDX IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(f)       (i) NDX has complied in all material respects with (A) all of their respective stated privacy policies, programs and other similar notices and (B) to the Knowledge of NDX, all data protection, privacy and other applicable Laws (including Israel’s Protection of Privacy Law 5741-1981 and related regulations) that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information and “information,” as defined by Israeli Laws, including, without limitation, the Israeli Privacy Protection Act 1981 and applicable Israeli judicial precedent defining such term (“Personal Information”), and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology. To the Knowledge of NDX, there is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, NDX by any private party or any Governmental Entity, foreign or domestic, with respect to Personal Information. With respect to all Personal Information collected, stored, used, or maintained by or for NDX, NDX has at all times implemented reasonable security measures to ensure that such Personal Information is protected against loss and against unauthorized access, use, modification, and disclosure.

(g)       All databases, data compilations, and any collection deemed a database or regulated collection of data under applicable Laws owned, controlled, held or used by NDX and required to be registered have been properly registered, and the data therein has been used by NDX solely as permitted pursuant to such registrations.

(h)       Section 4.19(a) of the NDX Disclosure Letter (together with Section 4.14(a) of the NDX Disclosure Letter) sets forth a complete and accurate list as of the date hereof of all options or licenses of any kind relating to Intellectual Property Rights granted to NDX (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)) currently in effect or with ongoing material liabilities and obligations thereunder or that otherwise requires NDX to make any payments thereunder at any time after the Closing. All obligations for payment of monies currently due and payable by NDX in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

(i)       Section 4.19(i) of the NDX Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of registered Intellectual Property owned by NDX, including all patents and applications therefor, registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any). The patent applications listed in Section 4.19(i) of the NDX Disclosure Letter that are owned by NDX are pending and have not been abandoned and have been and continue to be timely prosecuted. All patents, registered trademarks and applications therefor owned by NDX as of the date of this Agreement (or, with respect to patents, registered trademarks and applications therefor licensed by NDX as of the date of this Agreement, to NDX’s Knowledge as of the date of this Agreement) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated in Section 4.19(i) of the NDX Disclosure Letter, all related necessary affidavits of continuing use have been (or, with respect to licenses as of the date of this Agreement, to NDX’s Knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses as of the date of this Agreement, to NDX’s Knowledge have been) timely paid to continue all such rights in effect. None of the patents listed in Section 4.19(i) of the NDX Disclosure Letter that are owned by NDX has (and no such patents that are licensed to NDX has to NDX’s Knowledge) expired or been declared invalid, in whole or in part, by any Governmental Entity. None of the trademarks or trademark applications listed in Section 4.19(i) of the NDX Disclosure Letter that are owned by NDX are (and no such trademarks or trademark applications that are licensed to NDX are to the Knowledge of NDX) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Section 4.19(i) of the NDX Disclosure Letter that are owned by NDX are (and no such patents or patent applications that are licensed to NDX are to the knowledge of NDX) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each inventor named on the patents and patent applications listed in Section 4.19(i) of the NDX Disclosure Letter that are owned by NDX has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein to NDX or in the case of licensed patents, to the appropriate owners.

(j)       To the Knowledge of NDX, no current or former employee or consultant of NDX owns any rights in or to any Intellectual Property Rights owned by, licensed to, or used in the business of NDX. All current and former employees and consultants of NDX who contributed to the discovery, creation or development of any Intellectual Property Rights owned by or used in the business of NDX (a) did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Intellectual Property Rights arising therefrom became the exclusive property of NDX, or (ii) pursuant to a written agreement, assigned all of his or her Intellectual Property Rights arising therein to NDX, and (b) expressly and irrevocably waived for the benefit of NDX all ownership in any such Intellectual Property Rights, as well as the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee or consultant for the use of any such Intellectual Property Rights by NDX.

(k)       All amounts payable by NDX to all Persons involved in the research, development, conception or reduction to practice of any NDX Intellectual Property Rights have been paid in full.

(l)       All amounts payable by NDX to all Persons involved in the research, development, conception or reduction to practice of any NDX Intellectual Property Rights have been paid in full.

Section 4.20 Title to Assets. NDX owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the NDX Financial Statements; and (b) all other assets reflected in the books and records of NDX as being owned by NDX. All of such assets are owned or, in the case of leased assets, leased by NDX free and clear of any Liens.

Section 4.21 Real Property; Leasehold. NDX does not own any real property. NDX has made available to CGI (a) an accurate and complete list of all real properties with respect to which NDX directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by NDX, and (b) copies of all leases under which any such real property is possessed, each of which is in full force and effect, with no existing material default thereunder. NDX’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and NDX has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Liens. NDX has not received written notice from its landlords or any Governmental Entity that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

Section 4.22 Compliance with Laws; Regulatory Compliance.

(a)       NDX is in compliance in all material respects with all Laws, and NDX has no material liability for failure to comply with any Law. No investigation or review by any Governmental Entity with respect to NDX is pending or, to the Knowledge of NDX, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)       NDX and its respective employees and agents hold all permits, certificates, licenses, variances, registrations, exemption, orders, consents and approvals from any Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of NDX products (any such Governmental Entity, an “NDX Regulatory Agency”) necessary for the lawful operation of the businesses of NDX as currently conducted (the “NDX Permits”). Section 4.22(b) of the NDX Disclosure Letter sets forth a list of all material NDX Permits as of the date of this Agreement. All such NDX Permits are valid, in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, under any NDX Permit. NDX is in compliance in all material respects with the terms of all NDX Permits, and no event has occurred that, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any NDX Permit.

(c)       NDX has not nor, to the Knowledge of NDX, has any director, officer, employee, agent or Representative thereof, committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other NDX Regulatory Agency to invoke any similar policy. To the Knowledge of NDX, no director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under any Health Care Law. There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or, to the Knowledge of NDX, threatened against NDX that relates to an alleged violation of any Health Care Law. To the Knowledge of NDX, no director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment or exclusion is mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law, or exclusion or disqualification under applicable Law. There are no consent decrees (including plea agreements) or similar actions to which NDX, or to the Knowledge of NDX, any director, officer, employee, agent or Representative thereof, are bound or which relate to NDX products or services.

(d)       To NDX’s Knowledge, NDX has complied in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other NDX Regulatory Agency with respect to the labeling, advertising, storing, testing, development, manufacture, packaging and distribution of NDX products. To the Knowledge of NDX, all pre-clinical studies conducted by NDX have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. Each clinical trial conducted by NDX has been and is being conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11.

(e)       There are no proceedings pending or, to NDX’s Knowledge, threatened with respect to a violation or alleged violation by NDX of any rules and regulations of any applicable Governmental Entities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other NDX Regulatory Agency). To the Knowledge of NDX, all applications, submissions, information and data utilized by NDX as the basis for, or submitted by or on behalf of NDX in connection with an NDX Permit relating to any NDX products or services, relating to NDX, when submitted to the FDA or other NDX Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws were submitted to the FDA or other NDX Regulatory Agency. To the Knowledge of NDX, no data generated by NDX with respect to NDX products or services is the subject of any action, either pending or threatened, by any NDX Regulatory Agency relating to the truthfulness or scientific adequacy or integrity of such data.

(f)       Neither NDX nor, to the Knowledge of NDX, any of its Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other NDX Regulatory Agency or third party has initiated, or threatened to initiate, any action to recall, suspend or otherwise restrict the development or manufacture of any NDX product. NDX has not received written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any NDX products or services, including with respect to their development, manufacturing, labeling, advertising, storing, or testing, from any Governmental Entity, NDX Regulatory Agency, or other third party. To the Knowledge of NDX, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g)       NDX has made available to CGI true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other NDX Regulatory Agency that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other NDX Regulatory Agency, other than immaterial items that have been corrected. NDX has made available to CGI for review all material correspondence to or from the FDA or other NDX Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other NDX Regulatory Agency, and all other documents concerning communications to or from the FDA or other NDX Regulatory Agency, or prepared by the FDA or other NDX Regulatory Agency or which bear in any way on NDX’s compliance with regulatory requirements of the FDA or any other NDX Regulatory Agency.

Section 4.23 Anti-Corruption Laws.

(a)       None of NDX or any of its directors, officers, employees or agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Corruption Laws. To the Knowledge of NDX, NDX is not nor has it been the subject of any investigation or inquiry by any Governmental Entity with respect to potential violations of Anti-Corruption Laws.

Section 4.24 Insurance. Section 4.24 of the NDX Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or otherwise applicable to the assets, properties or operations NDX and NDX has heretofore made available to CGI and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of NDX for all periods prior to the Effective Time. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient, given the current state of NDX’s business, for compliance by NDX with (i) all requirements of applicable Law and (ii) all Contracts to which NDX is a party and NDX has complied in all material respects with the provisions of such policy under which NDX is an insured party. NDX is not in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. NDX has not been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of NDX by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of NDX, threatened material claims under any insurance policy.

Section 4.25 Books and Records. The minute books of NDX made available to CGI prior to the date hereof accurately and adequately reflect in all material respects all action previously taken by the shareholders, Board of Directors and committees of the Board of Directors of NDX. The copies of the stock book records of NDX made available to CGI prior to the date hereof are true, correct and complete, and accurately reflect all transactions effected in NDX Share Capital through and including the date hereof.

Section 4.26 Grants and Subsidies. Section 4.26 of the NDX Disclosure Letter sets forth a complete and correct list of all pending and outstanding Governmental Grants from the State of Israel or any agency thereof, or from any other Governmental Entity, to NDX, including grants from the IIA. NDX has not ever received any Governmental Grant from the IIA, except as identified in such Section 4.26 of the NDX Disclosure Letter. NDX has made available to CGI complete and correct copies of all material documents requesting or evidencing Governmental Grants, or amendments thereto, submitted by NDX and of all letters of approval, and supplements and amendments thereto granted to NDX, as well as all material correspondence or written summaries pertaining thereto. Without limiting the generality of the foregoing, with respect to Governmental Grants from the IIA, Section 4.26 of the NDX Disclosure Letter includes the aggregate amounts of each Governmental Grant, the aggregate outstanding obligations thereunder of NDX with respect to royalties, and a description setting out the product or product families that relate to each Governmental Grant. NDX is in compliance with all material terms, conditions and requirements of its Governmental Grants and has duly fulfilled in all material respects all the undertakings relating thereto.

Section 4.27 No Other Representations or Warranties; Reliance. Except for the representations and warranties contained in this Agreement, none of NDX, NDX’s Affiliates nor any other Person makes any express or implied representation or warranty on behalf of NDX, or NDX’s Affiliates or any other Person, and each of NDX and NDX’s Affiliates hereby disclaims any such representation or warranty whether by NDX or its Affiliates, and each of CGI and CGI’s Affiliates hereby disclaims reliance on any such representation or warranty. NDX has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by CGI or any of its Affiliates or Representatives, except as expressly set forth in Article III and those certificates delivered by CGI pursuant to this Agreement.

Article V
Covenants Relating to Conduct of Business

Section 5.01 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.01 of the CGI Disclosure Letter or the NDX Disclosure Letter, as applicable, or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of CGI and NDX will, and will cause each of their respective Subsidiaries (if any) to, (a) conduct its business solely in the ordinary course of business, (b) keep available the services of current officers and employees and (c) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. Notwithstanding the foregoing provisions of this Section 5.01, (i) neither party will take any action prohibited by Section 5.02 or Section 5.03, as applicable, in order to satisfy such party’s obligations under this Section 5.01 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.01 to the extent such failure resulted, directly or indirectly, from such party’s failure to take any action prohibited by Section 5.02 or Section 5.03, as applicable, where consent for such action hereunder was requested in writing and not given.

Section 5.02 CGI Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.02 of the CGI Disclosure Letter or as consented to in writing by NDX (such consent not to be unreasonably withheld, conditioned or delayed), CGI will not, and will not permit any of the CGI Subsidiaries to:

(a)       (x) other than (i) under the Bridge Loan or the Revolving Line of Credit, or (ii) Permitted Convertible Debt, incur any Indebtedness or make any loan or advance to any Person (other than advances of expenses to employees in the ordinary course of business) or enter into any swap or hedging transaction or (y) make any payment of principal or interest on or with respect to any Indebtedness other than any such payment with respect to Indebtedness outstanding as of the date hereof, which payment is required pursuant to a Contract governing such outstanding Indebtedness (as such Contract is in effect on the date hereof);

(b)       make, declare or pay any dividend, or make any other distribution (including interest) on, or directly or indirectly redeem, purchase or otherwise acquire, any Equity Interests, except (i) dividends paid by any of the CGI Subsidiaries to CGI or to any of its Subsidiaries and (ii) Forfeitures and Cashless Settlements in connection with the CGI Stock Options outstanding as of the date hereof;

(c)       except solely to the extent necessary to effect a reverse split of the CGI Common Stock in order to remain in compliance with NASDAQ listing rules, reclassify, combine, split, subdivide or issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any Equity Interests of CGI or any CGI Subsidiary or any CGI Voting Debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, CGI or any CGI Subsidiary, except pursuant to the exercise of CGI Stock Options outstanding as of the date of this Agreement;

(d)       (i) increase the compensation or benefits of any of its (x) directors or executive officers or (y) other employees, except, solely for purposes of clause (y), in the ordinary course of business consistent with past practice, or enter into, establish, amend or terminate any CGI Benefit Plan other than as required pursuant to the terms of such CGI Benefit Plan as in effect on the date of this Agreement, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any CGI Benefit Plan or (iii) hire any Person to be employed by CGI or any of the CGI Subsidiaries with annual compensation in excess of the greater of (x) $175,000 or (y) 105% of the most recent annual compensation provided to the employee previously employed by CGI or any CGI Subsidiaries in the capacity for which such Person is hired;

(e)       (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than CGI or a CGI Subsidiary, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material Indebtedness or any material claim held by CGI or any CGI Subsidiary, other than in the ordinary course of business consistent with past practice;

(f)       enter into any new line of business;

(g)       settle any claim, action or proceeding if such settlement would require any payment by CGI or any CGI Subsidiary of an amount in excess of $200,000 individually or $400,000 in the aggregate, or would obligate CGI or any CGI Subsidiary to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of CGI or any of the CGI Subsidiaries, or would not provide CGI and its Subsidiaries with a full release from any and all liability arising in connection with any such claim, action or proceeding;

(h)       directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment whether by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person;

(i)       make any capital expenditures in excess of $150,000 individually or $500,000 in the aggregate;

(j)       (i) amend the CGI Charter or the CGI Bylaws (or the organizational documents of any CGI Subsidiary), except as contemplated by Section 6.13 and except solely to the extent necessary to effect a reverse split of the CGI Common Stock in order to remain in compliance with NASDAQ listing rules, or (ii) otherwise take any action to exempt any Person (other than NDX), or any action taken by any such Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents;

(k)       Amend, modify or waive any material right under any CGI Material Contract or enter into any Contract that would have been required to have been listed in Section 3.14(a) of the CGI Disclosure Letter on the date hereof (other than such amendments, modifications or waivers effected in the ordinary course of business consistent with past practice, which, in any case, is not materially adverse to NDX);

(l)       (x) implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines or (y) make, change or revoke any material Tax election;

(m)       fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) in such amounts substantially as in force as of the date hereof;

(n)       enter into, amend or modify in any material respect or terminate any material Contracts relating to, or otherwise sell transfer or convey, any Intellectual Property Rights of CGI or any of its Subsidiaries;

(o)       terminate, establish, adopt, amend or renew any CGI Benefit Plan; or

(p)       agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.02.

Section 5.03 NDX Forbearances. During the period from the date of this Agreement to the Effective Time, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.03 of the NDX Disclosure Letter or as consented to in writing by CGI (such consent not to be unreasonably withheld, conditioned or delayed), NDX will not:

(a)       incur any Indebtedness, or make any loan or advance to any Person (other than advances of expenses to employees in the ordinary course of business) or enter into any swap or hedging transaction;

(b)       make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its Equity Interests, except Forfeitures and Cashless Settlements in connection with NDX Options outstanding as of the date hereof or in order to arrange for the distribution of the Merger Shares to the NDX Shareholders in the manner determined by the required majority of the NDX Shareholders;

(c)       reclassify, combine, split, subdivide or issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any Equity Interests of NDX or any NDX Voting Debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, NDX, except pursuant to the exercise of NDX Options outstanding as of the date of this Agreement or in order to arrange for the distribution of the Merger Shares to the NDX Shareholders in the manner determined by the required majority of the NDX Shareholders;

(d)       (i) increase in any manner the compensation or benefits of any of its directors, officers or employees, or enter into, establish, amend or terminate any NDX Benefit Plan other than as required pursuant to the terms of such NDX Benefit Plans as in effect on the date of this Agreement, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any NDX Benefit Plan other than the acceleration of the vesting schedule of any NDX Options or (iii) hire any Person to be employed by NDX with annual compensation in excess of $250,000;

(e)       (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than NDX, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material Indebtedness or any material claim held by NDX, other than in the ordinary course of business consistent with past practice;

(f)       enter into any new line of business;

(g)       settle any claim, action or proceeding if such settlement would require any payment by NDX of an amount in excess of $200,000 individually or $400,000 in the aggregate, or would obligate NDX to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of NDX, or would not provide NDX with a full release from any and all liability arising in connection with any such claim, action or proceeding;

(h)       directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person;

(i)       make any capital expenditures in excess of $150,000 individually or $500,000 in the aggregate;

(j)       amend the NDX Charter in a manner that would reasonably be expected to prevent or materially hinder or delay the consummation of the Transactions;

(k)       Amend, modify or waive any right under any NDX Material Contract or enter into any Contract that would have been required to have been listed in Section 4.14(a) of the NDX Disclosure Letter on the date hereof;

(l)       (x) implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, IFRS or GAAP (as applicable) or regulatory guidelines or (y) make, change or revoke any material Tax Election;

(m)       fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) in such amounts substantially as in force as of the date hereof;

(n)       enter into, amend or modify in any material respect or terminate any material Contracts relating to, or otherwise sell transfer or convey, any Intellectual Property Rights of NDX;

(o)       terminate, establish, adopt, amend or renew (or communicate any intention to take such action) any NDX Benefit Plan;

(p)       apply for, negotiate or receive a Tax ruling from the ITA on its own behalf or on behalf of any shareholders or directors, officers or employees of NDX other than those expressly contemplated by the provisions of Section 2.02(i) of this Agreement; or

(q)       agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.03.

Section 5.04 Control of Other Party’s Business. Nothing contained in this Agreement will give CGI, directly or indirectly, the right to control NDX or direct the business or operations of NDX prior to the Effective Time. Nothing contained in this Agreement will give NDX, directly or indirectly, the right to control CGI or any of the CGI Subsidiaries or direct the business or operations of CGI or any of the CGI Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of CGI and NDX will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries (if any). Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place NDX or CGI in violation of any rule, regulation or policy of any Regulatory Agency or applicable Law.

Section 5.05 NDX No Solicitation.

(a)       NDX will not, will cause each NDX Transaction Representative not to, and will use its reasonable best efforts to cause each External NDX Transaction Representative not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an NDX Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an NDX Takeover Proposal (other than upon receipt of a bona fide, unsolicited written NDX Takeover Proposal from any person that did not result from a breach of this Section 5.05, solely to the extent necessary to ascertain facts or clarify terms with respect to an NDX Takeover Proposal for the NDX Board to be able to have sufficient information to make the determination described in Section 5.05(d)) or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an NDX Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any NDX Takeover Proposal (an “NDX Acquisition Agreement”). NDX will, will cause each NDX Transaction Representative to, and will use its reasonable best efforts to cause each External NDX Transaction Representative, to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to an NDX Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an NDX Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with an NDX Takeover Proposal and immediately terminate all physical and electronic data-room access previously granted to any such Person, its Subsidiaries or its Representatives.

(b)       As used in this Agreement, an “NDX Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of NDX (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued NDX Ordinary Shares or other securities of NDX (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, NDX Ordinary Shares or other securities representing such voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding NDX Ordinary Shares or of the outstanding voting power of NDX, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of NDX, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding NDX Ordinary Shares or the outstanding voting power of NDX or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving NDX or any NDX Subsidiary. For the avoidance of doubt, the Merger and the other Transactions shall not be deemed an NDX Takeover Proposal. Wherever the term “group” is used in this Section 5.05, it is used as defined in Rule 13d-3 under the Exchange Act.

(c)       NDX will promptly (but in any event within 48 hours) (i) notify CGI in writing in the event that NDX or any NDX Transaction Representatives receives an NDX Takeover Proposal (including an NDX Takeover Proposal received by any NDX shareholder and forwarded to NDX or NDX Transaction Representatives) and (ii) provide to CGI (x) an unredacted copy of any such NDX Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other written materials constituting or containing terms or conditions with respect to such NDX Takeover Proposal exchanged between NDX (or any NDX Transaction Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by NDX (or any NDX Transaction Representatives or any shareholder of NDX), in each case in connection with such NDX Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such NDX Takeover Proposal) and (y) a written summary of all material terms and conditions of any such NDX Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such NDX Takeover Proposal). From and after such notification, NDX will keep CGI informed on a prompt basis of any material developments with respect to any such NDX Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. NDX will not enter into any confidentiality or similar agreement with any Person that prohibits NDX from providing to CGI any of the information required to be provided to CGI under this Section 5.05 within the time periods contemplated hereby.

(d)       Notwithstanding anything contained in this Section 5.05 to the contrary, if at any time prior to obtaining the NDX Shareholder Approval, the NDX shareholders, NDX or any or NDX Transaction Representatives receives a bona fide written NDX Takeover Proposal, which NDX Takeover Proposal did not result from a breach of this Section 5.05, and the NDX Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such NBX Takeover Proposal constitutes an NDX Superior Proposal or would reasonably likely lead to an NDX Superior Proposal, then NDX and the NDX Transaction Representatives may, following written notice to CGI, (x) enter into an NDX Acceptable Confidentiality Agreement with the Person or group making the NDX Takeover Proposal and thereafter furnish pursuant to such NDX Acceptable Confidentiality Agreement information (including non-public information) with respect to NDX to the Person or group making such NDX Takeover Proposal; provided that NDX shall promptly (but in any event within 48 hours) provide to CGI any written information that is provided to any Person or group given such access which was not previously provided to CGI and (y) engage in or otherwise participate in discussions or negotiations with the Person or group making such NDX Takeover Proposal.

(e)       For purposes of this Agreement, the term “NDX Superior Proposal” means any bona fide written NDX Takeover Proposal, which NDX Takeover Proposal did not result in any material respect from a breach of this Section 5.05, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and NDX, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of NDX and the NDX Share Capital or more than 50% of the consolidated assets of NDX (based on the fair market value thereof), for consideration consisting of cash and/or securities that the NDX Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to NDX’s shareholders than the Transactions, taking into account (i) any changes to the terms of the Transactions irrevocably and timely proposed by CGI in response to such offer, (ii) all legal, regulatory, financial and other aspects of such proposal and of this Agreement deemed relevant by the NDX Board or any such committee in good faith, and (iii) the obligation to pay the NDX Termination Fee and NDX Expense Fee in connection with such NDX Takeover Proposal in accordance with Section 6.09.

(f)       Neither the NDX Board nor any committee thereof will (i) withhold, withdraw or modify in a manner adverse to CGI the recommendation to shareholders of NDX that they give the NDX Shareholder Approval, (ii) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any NDX Takeover Proposal, (iii) refrain from recommending against any NDX Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof (each such action set forth in clauses (i), (ii) and (iii) being referred to herein as a “NDX Adverse Recommendation Change”) or (iv) enter into or propose publicly to execute or enter into (or cause or permit NDX to execute or enter into or propose publicly to execute or enter into) an NDX Acquisition Agreement (other than any NDX Acceptable Confidentiality Agreement entered into in accordance with this Section 5.05). Notwithstanding anything to the contrary in this Section 5.05, prior to the time the NDX Shareholder Approval is obtained, but not after, the NDX Board or any committee thereof may (I) make an NDX Adverse Recommendation Change or (II) cause NDX to enter into an NDX Acquisition Agreement with respect to an NDX Takeover Proposal, which NDX Takeover Proposal did not result from a breach of this Section 5.05 and terminate this Agreement pursuant to Section 8.01(k), in either case if the NDX Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that in the case of clause (I) where the NDX Adverse Recommendation Change is made in response to an NDX Takeover Proposal or, in the case of both clauses (I) and (II), such NDX Takeover Proposal constitutes an NDX Superior Proposal; provided that the NDX Board (or any committee thereof) shall not, and shall cause NDX not to, take any action set forth in clause (I) or clause (II) unless (1) NDX has provided written notice to CGI (a “Notice of NDX Potential Superior Proposal”) advising CGI that the NDX Board (or such committee) intends to take such action and the reasons therefor, (2) such Notice of NDX Potential Superior Proposal specifies the material terms and conditions of such NDX Takeover Proposal, and including a copy of the most current version of the agreement or proposal and all material related documentation with respect to such NDX Takeover Proposal, (3) a period of at least four Business Days has elapsed following CGI’s receipt of such Notice of NDX Potential Superior Proposal (it being understood that any amendment or modification (other than an immaterial amendment or modification) to any of the terms of a NDX Takeover Proposal that is the basis for such proposed action shall require a new Notice of NDX Potential Superior Proposal and an additional two calendar day period), (4) if requested by CGI, NDX has negotiated, and has caused its NDX Transaction Representatives to negotiate, in good faith with CGI during such four Business Day period (as extended pursuant to clause (3)) with respect to any changes to the terms of this Agreement proposed by CGI during such period and (5) taking into account any changes to the terms of this Agreement irrevocably and timely proposed by CGI, the NDX Board or any committee thereof has determined in good faith, after consultation with its financial advisor and outside counsel, in the case of any Notice of NDX Potential Superior Proposal provided in connection with an NDX Takeover Proposal, the NDX Takeover Proposal would continue to constitute an NDX Superior Proposal even if such changes irrevocably offered by CGI were to be accepted by NDX; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01(k) and, in accordance with Section 6.09, NDX pays CGI (x) the NDX Termination Fee and, (y) when known, the NDX Expense Fee.

(g)       It is understood that any violation of the restrictions set forth in this Section 5.05 by any NDX Transaction Representative will be deemed to be a breach of this Section 5.05 by NDX.

Section 5.06 CGI No Solicitation.

(a)       CGI will not, will cause the CGI Subsidiaries not to, will cause each CGI Transaction Representative not to, and will use its reasonable best efforts to cause each External CGI Transaction Representative not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a CGI Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a CGI Takeover Proposal (other than upon receipt of a bona fide, unsolicited written CGI Takeover Proposal from any person that did not result from a breach of this Section 5.06, solely to the extent necessary to ascertain facts or clarify terms with respect to a CGI Takeover Proposal for the CGI Board to be able to have sufficient information to make the determination described in Section 5.06(d)) or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any CGI Takeover Proposal (a “CGI Acquisition Agreement”). CGI will, will cause the CGI Subsidiaries to, will cause each CGI Transaction Representative to, and will use its reasonable best efforts to cause each External CGI Transaction Representative, to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a CGI Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a CGI Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a CGI Takeover Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its Subsidiaries or its Representatives.

(b)       As used in this Agreement, a “CGI Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of CGI and the CGI Subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued CGI Common Stock or other securities of CGI (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, CGI Common Stock or other securities representing such voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding CGI Common Stock or of the outstanding voting power of CGI, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of CGI, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding CGI Common Stock or of the outstanding voting power of CGI or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving CGI or any CGI Subsidiary which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of CGI or of the surviving entity in a merger involving CGI or the resulting direct or indirect parent of CGI or such surviving entity (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, securities representing such voting power). For the avoidance of doubt, (x) none of the Merger nor any of, the Equity Investment or the other Transactions shall be deemed a CGI Takeover Proposal, (y) subject to Section 5.02, the issuance for cash by CGI of shares of CGI Common Stock or any other securities of CGI (including, without limitation, options, rights or warrants to purchase, or convertible notes, shares of capital stock or other securities convertible into or exchangeable for, CGI Common Stock or other shares of capital stock of CGI) for purposes of obtaining debt financing for the combined company, and (z) any proposal or offer with respect to any of the transactions described under either of the foregoing clauses (x) and (y), shall not be deemed a CGI Takeover Proposal. Wherever the term “group” is used in this Section 5.06, it is used as defined in Rule 13d-3 under the Exchange Act.

(c)       CGI will promptly (but in any event within 48 hours) (i) notify NDX in writing in the event that CGI or any of its Subsidiaries or CGI Transaction Representatives receives a CGI Takeover Proposal (including a CGI Takeover Proposal received by any CGI stockholder and forwarded to CGI or any of its Subsidiaries or CGI Transaction Representatives) and (ii) provide to NDX (x) an unredacted copy of any such CGI Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other material written materials constituting or containing terms or conditions with respect to such CGI Takeover Proposal exchanged between CGI (or any of its Subsidiaries or any CGI Transaction Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by CGI (or any of its Subsidiaries or any CGI Transaction Representatives or any stockholder of CGI), in each case in connection with such CGI Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such CGI Takeover Proposal) and (y) a written summary of all material terms and conditions of any such CGI Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such CGI Takeover Proposal). From and after such notification, CGI will keep NDX informed on a prompt basis of any material developments with respect to any such CGI Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. CGI will not, and will cause the CGI Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits CGI from providing to NDX any of the information required to be provided to NDX under this Section 5.06 within the time periods contemplated hereby.

(d)       Notwithstanding anything contained in this Section 5.06 to the contrary, if at any time prior to obtaining the Required CGI Stockholder Vote, the CGI stockholders, CGI or any of its Subsidiaries or CGI Transaction Representatives receives a bona fide written CGI Takeover Proposal, which CGI Takeover Proposal did not result from a breach of this Section 5.06, and the CGI Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such CGI Takeover Proposal constitutes or would reasonably likely lead to a CGI Superior Proposal and the failure to take the actions in (x) or (y) below regarding such CGI Takeover Proposal would reasonably be expected to violate the fiduciary duties of directors of a Delaware corporation under the DGCL, then CGI, its Subsidiaries and the CGI Transaction Representatives may, following written notice to NDX, (x) enter into an Acceptable Confidentiality Agreement with the Person or group making the CGI Takeover Proposal and thereafter furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to CGI and the CGI Subsidiaries to the Person or group making such CGI Takeover Proposal; provided that CGI shall promptly (but in any event within 48 hours) provide to NDX any written information that is provided to any Person or group given such access which was not previously provided to NDX and (y) engage in or otherwise participate in discussions or negotiations with the Person or group making such CGI Takeover Proposal.

(e)       For purposes of this Agreement, the term “CGI Superior Proposal” means any bona fide written CGI Takeover Proposal, which CGI Takeover Proposal did not result in any material respect from a breach of this Section 5.06, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and CGI, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of CGI and the CGI Capital Stock or more than 50% of the consolidated assets of CGI and the CGI Subsidiaries (based on the fair market value thereof), including in any such case through the acquisition of one or more CGI Subsidiaries owning such assets, for consideration consisting of cash and/or securities that the CGI Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to CGI’s stockholders than the Transactions, taking into account (i) any changes to the terms of the Transactions irrevocably and timely proposed by NDX in response to such offer, (ii) all legal, regulatory, financial and other aspects of such proposal and of this Agreement deemed relevant by the CGI Board or any such committee in good faith and (iii) the obligation to (x) pay the CGI Termination Fee and the CGI Expense Fee and (y) repay and discharge all of CGI’s obligations under the Bridge Loan in accordance with Section 6.09.

(f)       Neither the CGI Board nor any committee thereof will (i) withhold, withdraw or modify in a manner adverse to NDX the recommendation to shareholders of CGI that they give the Required CGI Stockholder Vote, (ii) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any CGI Takeover Proposal, (iii) refrain from recommending against any CGI Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof (each such action set forth in clauses (i), (ii) and (iii) being referred to herein as a “CGI Adverse Recommendation Change”) or (iv) enter into or propose publicly to execute or enter into (or cause or permit CGI or any CGI Subsidiary to execute or enter into or propose publicly to execute or enter into) a CGI Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.06). Notwithstanding anything to the contrary in this Section 5.06, prior to the time the Required CGI Stockholder Vote is obtained, but not after, the CGI Board or any committee thereof may (I) make a CGI Adverse Recommendation Change or (II) cause CGI to enter into a CGI Acquisition Agreement with respect to a CGI Takeover Proposal, which CGI Takeover Proposal did not result from a breach of this Section 5.06 and terminate this Agreement pursuant to Section 8.01(i), in either case if the CGI Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that (A) to do otherwise would be reasonably expected to violate the fiduciary duties of directors of a Delaware corporation under the DGCL and (B) in the case of clause (I) where the CGI Adverse Recommendation Change is made in response to a CGI Takeover Proposal or in the case of both clauses (I) and (II), such CGI Takeover Proposal constitutes a CGI Superior Proposal; provided that the CGI Board (or any committee thereof) shall not, and shall cause CGI not to, take any action set forth in clause (I) or clause (II) unless (1) CGI has provided written notice to NDX (a “Notice of CGI Adverse Recommendation Change”) advising NDX that the CGI Board (or such committee) intends to take such action and the reasons therefor, (2) in the case of any Notice of CGI Adverse Recommendation Change provided in connection with a CGI Takeover Proposal, such Notice of CGI Adverse Recommendation Change specifies the material terms and conditions of such CGI Takeover Proposal, and including a copy of the most current version of the agreement or proposal and all material related documentation with respect to such CGI Takeover Proposal, (3) a period of at least four Business Days has elapsed following NDX’s receipt of such Notice of CGI Adverse Recommendation Change (it being understood that any amendment or modification (other than an immaterial amendment or modification) to any of the terms of a CGI Takeover Proposal that is the basis for such proposed action shall require a new Notice of CGI Adverse Recommendation Change and an additional two calendar day period), (4) if requested by NDX, CGI has negotiated, and has caused its Subsidiaries and CGI Transaction Representatives to negotiate, in good faith with NDX during such four Business Day period (as extended pursuant to clause (3)) with respect to any changes to the terms of this Agreement proposed by NDX during such period and (5) taking into account any changes to the terms of this Agreement irrevocably and timely proposed by NDX, the CGI Board or any committee thereof has determined in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such action would continue to be reasonably expected to violate the fiduciary duties of directors of a Delaware corporation under the DGCL and that, in the case of any Notice of CGI Adverse Recommendation Change provided in connection with a CGI Takeover Proposal, the CGI Takeover Proposal would continue to constitute a CGI Superior Proposal even if such changes irrevocably offered by NDX were to be accepted by CGI; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01(i) and CGI (x) pays NDX the CGI Termination Fee and, when known, the CGI Expense Fee and (y) repays and discharges all of its obligations under the Bridge Loan, in each case in accordance with Section 6.09.

(g)       It is understood that any violation of the restrictions set forth in this Section 5.06 by any CGI Transaction Representative or by a CGI Subsidiary will be deemed to be a breach of this Section 5.06 by CGI.

Article VI
Additional Agreements

Section 6.01 Preparation of the Form S-4 and the Proxy Statement; Shareholder Approvals; Listing Application.

(a)       Each of CGI and NDX shall cooperate and use their reasonable best efforts to prepare, and CGI shall cause to be filed with the SEC, the Proxy Statement, and each of NDX and CGI shall cooperate and use their reasonable best efforts to prepare, and CGI and NDX shall cooperate and work together to cause to be filed with the SEC the Form S-4, in each case as promptly as practicable following the date of this Agreement (it being understood that the parties will use their respective reasonable best efforts to effect the foregoing filings within thirty (30) days immediately following the date of this Agreement). CGI and NDX shall each use their reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of CGI and NDX shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, in each case as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement. Each of CGI and NDX shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement and shall provide the other with copies of all correspondence between it, its Subsidiaries and its Representatives, on the one hand, and the SEC, on the other hand, with respect thereto. Each of CGI and NDX shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement, as applicable. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of CGI and NDX (i) shall provide the other party an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably proposed by the other, and (iii) shall not furnish, file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. CGI shall advise NDX, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of CGI Common Stock constituting Merger Consideration for offering or sale in any jurisdiction, and CGI shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. CGI shall also take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “Blue Sky” laws and the rules and regulations thereunder in connection with the Merger and the issuance of CGI Common Stock constituting Merger Consideration.

(b)       Without limiting the generality of Section 6.01(a), and subject thereto, NDX shall reasonably cooperate with CGI and provide, and require its Representatives to provide, CGI and its Representatives, with all true, correct and complete information regarding NDX that is required by Law to be included in the Form S-4 or reasonably requested by CGI to be included in the Form S-4. In particular, as promptly as reasonably practicable following the date of this Agreement, NDX will furnish to CGI (i) audited financial statements for the fiscal years ended 2016 and 2017, for inclusion in the Proxy Statement and the Form S-4 (the “NDX Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period required to be included in the Form S-4 at the time of effectiveness (the “NDX Interim Financial Statements”). Each of the NDX Audited Financial Statements and the NDX Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Form S-4 and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in shareholders’ equity, and cash flows of NDX as of the dates of and for the periods referred to in the NDX Audited Financial Statements or the NDX Interim Financial Statements, as the case may be. Without limiting the foregoing, NDX will use commercially reasonable efforts to cause to be delivered to CGI the consent of NDX’s independent accounting firm, dated no more than two Business Days before the date on which the Form S-4 becomes effective, to the inclusion of the NDX Audited Financial Statements, together with such independent accounting firm’s report thereto, in the Form S-4.

(c)       If, prior to the Effective Time, any event occurs with respect to NDX, or any change occurs with respect to other information supplied by NDX for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, NDX shall promptly notify CGI of such event, and NDX and CGI shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to NDX’s shareholders and CGI’s stockholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)       If, prior to the Effective Time, any event occurs with respect to CGI or any CGI Subsidiary or Affiliate of CGI, or any change occurs with respect to other information supplied by CGI for inclusion in the Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Form S-4, CGI shall promptly notify NDX of such event, and CGI and NDX shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement and the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to NDX’s shareholders and CGI’s stockholders. Nothing in this Section 6.01(d) shall limit the obligations of any party under Section 6.01(a).

(e)       As promptly as practicable (but in any event within three Business Days) following the execution of this Agreement, CGI, as the sole shareholder of Merger Sub, shall execute and deliver written consents approving this Agreement in accordance with the Companies Law and provide copies of such written consents to NDX.

(f)       NDX shall (i) as soon as reasonably practicable (but in any event, not later than five (5) Business Days following the commencement by CGI of the mailing of the Proxy Statement to its stockholders), duly call and give effective notice of the NDX Shareholders Meeting to the holders of NDX Shares and (ii) as soon as reasonably practicable (but in any event not later than ten (10) days following the commencement by CGI of the mailing of the Proxy Statement to its stockholders), convene and hold the NDX Shareholders Meeting, in the case of each of the foregoing (i) and (ii), in compliance with all securities Laws applicable to such meeting and the issuance of the Merger Shares by CGI; provided that NDX may adjourn or postpone the NDX Shareholders Meeting to a later date to the extent NDX believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of NDX Shares within a reasonable amount of time in advance of the NDX Shareholders Meeting or (ii) otherwise to comply with applicable Law. NDX shall use its reasonable best efforts to solicit the NDX Shareholder Approval and shall, through the NDX Board, recommend to its shareholders that they give the NDX Shareholder Approval and shall include such recommendation in the Proxy Statement.

(g)       CGI shall (i) as soon as reasonably practicable (but in any event within ten (10) Business Days) following the date on which the Form S-4 is declared effective under the Securities Act and the SEC staff advises that it has no further comments on the Proxy Statement or that CGI may commence mailing the Proxy Statement, establish a record date for, duly call and give notice of, and commence mailing of the Proxy Statement to the CGI stockholders as of the record date established for, the CGI Stockholders’ Meeting and (ii) as soon as reasonably practicable (but in any event within 35 days) following the commencement of the mailing of the Proxy Statement pursuant to the immediately preceding clause (i), convene and hold the CGI Stockholders’ Meeting; provided that CGI may adjourn or postpone the CGI Stockholders’ Meeting to a later date to the extent CGI believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the CGI stockholders within a reasonable amount of time in advance of the CGI Stockholders’ Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Required CGI Stockholder Vote, (iii) to ensure that there are sufficient shares of CGI Capital Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the CGI Stockholders’ Meeting or (iv) otherwise to comply with applicable Law. CGI shall use its reasonable best efforts to solicit the Required CGI Stockholder Vote and shall, through the CGI Board, recommend to its stockholders that they give the Required CGI Stockholder Vote and shall include such recommendation in the Proxy Statement, except to the extent that the CGI Board shall have made a CGI Adverse Recommendation Change as permitted by Section 5.06(f).

Section 6.02 Access to Information; Confidentiality. Upon reasonable notice and subject to applicable Law, each of NDX and CGI shall, and shall cause each of their respective Subsidiaries (if any) to, afford to the other party and such other party’s Subsidiaries and their Representatives reasonable access during the period prior to the Effective Time to all their respective properties, books, Contracts, personnel and records and, during such period, each of NDX and CGI shall, and shall cause each of its Subsidiaries to, furnish promptly to the other party all information concerning its business, finances, properties and personnel as such other party may reasonably request; provided that either party may withhold any document or information (a) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business, and in accordance with Section 5.05 and Section 5.06 (provided that, in any case, the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (b) the disclosure of which would violate any Law (provided that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law) or (c) that is subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege). If any material is withheld by any party as permitted by the immediately preceding sentence, then such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to the Confidentiality and Non-Disclosure Agreement, dated November 16, 2017, between NDX and CGI (the “Confidentiality Agreement”).

Section 6.03 Required Actions. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall (and shall cause each of its Subsidiaries to) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof.

(b)       Without limiting the generality of Section 6.03(a), each of CGI and NDX shall (i) take all action necessary to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to this Agreement or any Transaction and (ii) if any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or any Transaction, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c)       Without limiting the generality of Section 6.03(a), each of CGI and NDX shall, and, to the extent any of CGI’s Affiliates are required to under applicable Laws, CGI shall cause such Affiliates to, (i) provide all necessary notices, reports, registrations, submissions of information, applications and other filings, and obtain as promptly as practicable all consents, licenses, permits, waivers, approvals, clearances and authorizations orders of, or non-actions by (collectively, “Consents”), any Governmental Entity and any other Person that are required to be effected or obtained by CGI, Merger Sub or NDX, or any of their respective Subsidiaries (if any), in connection with the consummation of the Transactions, and take all necessary actions to obtain any such Consents from any Governmental Entity that are required to be so effected or obtained, (ii) prosecute all such filings and Consents with all appropriate diligence, (iii) furnish all information required to be furnished in connection with the Consents of or filings with any Governmental Entity, and promptly cooperate with and furnish information in connection with any such requirements imposed upon either of them or any of their respective Subsidiaries (if any) in connection with this Agreement and the Transactions, (iv) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, (v) facilitate obtaining any final order, writ, judgment or decree approving the Transactions consistent with this Agreement, (vi) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (vii) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment asserted by any Governmental Entity so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof, including, to the extent reasonably practicable, proposing, negotiating, committing to and effecting any terms, conditions, obligations, commitments or liabilities or the entry into any other arrangements, as are necessary or reasonably advisable in order to obtain the Consents, avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any Injunction (whether temporary, preliminary or permanent) that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other Transactions.

(d)       Subject to applicable Law and the instructions of any Governmental Entity, CGI and NDX shall each advise the other promptly, but in any event within two Business Days, of (and shall promptly furnish the other with copies of) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity regarding any of the Transactions, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with any Governmental Entity in connection with the Transactions, and each party shall generally keep the other apprised of the status of matters relating to completion of the Transactions. Subject to applicable Law, neither CGI nor NDX shall, and each shall not permit any of its Subsidiaries or Representatives to, participate in any substantive or material meeting, telephone conversation or other communication with any Governmental Entity in respect of any filings, investigation or other inquiry or proceeding with respect to the Transactions unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting, conversation or other communication. Each of CGI and NDX shall (i) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (ii) subject to applicable Law, furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and their respective Subsidiaries (if any) and Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Transactions.

(e)       NDX shall consult with CGI and use commercially reasonable efforts to keep CGI apprised of material developments regarding the defense or settlement of any shareholder litigation against NDX or its directors relating to the Merger and the other Transactions, and no such settlement shall be agreed to by NDX (other than a settlement effected only in cash with no implications for CGI post-Closing and that complies with the provisions of Section 5.03(g)) without the prior written consent of CGI (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.04 NDX Preferred Stock, Options and Warrants.

(a)       Prior to the Effective Time, NDX shall ensure that, and the NDX Board (or, if appropriate, any committee thereof administering the NDX 2012 Plan) shall adopt such resolutions or take such other actions as may be required to ensure that, no NDX Option (whether vested or unvested) shall be assumed by, continued in effect, or replaced by CGI, NDX or the Surviving Company pursuant to or in connection with the Merger and each NDX Option (whether vested or unvested) shall either be exercised for the issuance of NDX Ordinary Shares prior to the Effective Time or shall otherwise terminate and be cancelled as of the Effective Time. On or prior to the date of commencement by CGI of the mailing of the Proxy Statement to its stockholders, the CGI Board shall have recommended to the CGI stockholders to approve an amendment to the 2011 Plan (or any successor to the 2011 Plan) to increase the number of shares of CGI Common Stock available under such plan for the issuance of options to be granted by CGI after the Effective Time.

(b)       Prior to the Effective Time, NDX shall ensure (i) the adoption of amended and restated Articles of Association of NDX, substantially in the form set forth in Exhibit D (the “Amended AOA”), (ii) the conversion of issued and outstanding NDX Shares (other than NDX Ordinary Shares issued upon exercise of NDX Options and certain other NDX Ordinary Shares, which will remain NDX Ordinary Shares) into NDX Ordinary A Shares, and (iii) the issuance of the NDX Ordinary B Shares, all so as to take effect immediately prior to the Effective Time.

(c)       Prior to the Effective Time, NDX shall ensure that, and the NDX Board shall adopt such resolutions or take such other actions as may be required to ensure that, no NDX Warrant (whether vested or unvested) shall be assumed by, continued in effect, or replaced by CGI, NDX or the Surviving Company pursuant to or in connection with the Merger and each NDX Warrant (whether vested or unvested) shall either be exercised for the issuance of NDX Ordinary Shares prior to the Effective Time or shall otherwise terminate and be cancelled as of the Effective Time.

Section 6.05 Merger Proposal. As promptly as practicable after the execution and delivery of this Agreement: (i) NDX and Merger Sub shall cause a merger proposal (in the Hebrew language) in such form as the parties may reasonably agree (the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law; and (ii) each of NDX and Merger Sub shall deliver the Merger Proposal to the Israeli Registrar of Companies within three days from the calling of the NDX Shareholders Meeting in accordance with Section 317(a) of the Companies Law. NDX and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and each of their respective material creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and shall promptly inform their respective non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after NDX and Merger Sub shall have complied with the immediately preceding sentence and with paragraphs (a) through (d) of this Section 6.05 below, but in any event no more than three days following the date on which such notice was sent to the creditors, NDX and Merger Sub shall inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the foregoing, NDX and, if applicable, Merger Sub, shall:

(a)       publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at the office of the Israeli Registrar of Companies, NDX’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as NDX or Merger Sub, as applicable, may determine, in (i) two daily Hebrew newspapers and a newspaper in such other locations as required by the Companies Law, on the day that the Merger Proposal is submitted to the Registrar, and (ii) if required, in such other manner as may be required by any applicable law and regulations;

(b)       within four business days from the date of submitting the Merger Proposal to the Israeli Registrar of Companies, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law) that NDX or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in paragraph (a) of this Section 6.05;

(c)       display in a prominent place at NDX’s premises a copy of the notice published in a daily Hebrew newspaper, no later than three business days following the day on which the Merger Proposal was submitted to the Israeli Registrar of Companies; and

(d)       in accordance with customary practice, of the Israeli Registrar of Companies, after CGI and NDX determine the intended date for the Closing, Merger Sub and NDX shall request that the Israeli Registrar of Companies shall declare the Merger effective and issue the Certificate of Merger upon such date as CGI and NDX shall have determined.

For the avoidance of doubt, completion of the statutory merger process and the request for issuance of a merger certificate from the Registrar of Companies shall be subject to coordination by the parties and fulfillment or waiver of all of the conditions for Closing set forth in Sections 7.01, 7.02 and 7.03 below.

For the purposes of this Section 6.05 only, the term “business day” shall have the meaning set forth in the Israeli Merger Regulations 5760-2000 promulgated under the Companies Law.

Section 6.06 NDX Shareholders Meeting.

(a)       NDX shall take all action necessary under applicable Laws to call, give notice of and hold the NDX Shareholders Meeting, including class meetings for each class of NDX Share Capital entitled to vote on the Merger and any other Transactions, for purposes of seeking the NDX Shareholder Approval and the approval of the other matters included in the NDX Shareholders Meeting. Subject to the notice requirements of the Companies Law and the NDX Charter, the NDX Shareholders Meeting shall be held (on a date selected by NDX and consented to by CGI (such consent not to be unreasonably withheld, conditioned or delayed)) on or about the date on which the NDX Shareholders Meeting is required to be held in accordance with Section 6.01(f). NDX shall use commercially reasonable efforts to solicit from its shareholders proxies for voting on all of the matters to be voted on at the NDX Shareholders Meeting as contemplated under this Agreement. NDX shall call, notice, convene, hold, conduct and solicit all proxies in connection with the NDX Shareholders Meeting in compliance with all applicable Laws, including the Companies Law, the NDX Charter and U.S. securities laws.

(b)       Unless the NDX Board shall have made an NDX Adverse Recommendation Change as permitted by Section 5.05, the NDX Board shall recommend without reservation that NDX’s shareholders vote in favor of granting the NDX Shareholder Approval; and neither the NDX Board nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to CGI, the recommendation of the NDX Board that NDX’s shareholders vote in favor of granting the NDX Shareholder Approval.

(c)       No later than three days after the approval of the Merger by NDX’s shareholders at the NDX Shareholders Meeting, NDX shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies regarding the NDX Shareholder Approval having been obtained.

Section 6.07 CGI Stockholders’ Meeting.

(a)       Without limiting anything contained in, and subject to, Section 6.01(g), CGI shall take all action necessary under all applicable Laws to set a record date for, call, give notice of and hold the CGI Stockholders’ Meeting for purposes of seeking the Required CGI Stockholder Vote. Subject to the notice requirements under all applicable Laws and under the CGI Charter and CGI Bylaws, the CGI Stockholders’ Meeting shall be held (on a date selected by CGI and consented to by NDX (such consent not to be unreasonably withheld, conditioned or delayed)) as promptly as practicable after the date hereof but no earlier than thirty five (35) days from the filing of the Merger Proposal and no later than the date that the CGI Stockholders’ Meeting is required to be held in accordance with Section 6.01(g). CGI shall use reasonable best efforts to solicit from its stockholders proxies for voting on the matters to be voted on at the CGI Stockholders’ Meeting as contemplated under this Agreement, including the issuance of the shares of CGI Common Stock to be issued in respect of the Merger Consideration. CGI shall call, notice, convene, hold, conduct and solicit all proxies in connection with the CGI Stockholders’ Meeting in compliance with all applicable Laws, including the Exchange Act, the DGCL, and the CGI Charter and CGI Bylaws.

(b)       Unless the CGI Board shall have made a CGI Adverse Recommendation Change as permitted by Section 5.06, the CGI Board shall recommend without reservation that CGI’s stockholders provide the Required CGI Stockholder Vote; and neither the CGI Board nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to NDX or which would prevent or delay consummation of the Merger, the recommendation of the CGI Board that CGI’s stockholders provide the Required CGI Stockholder Vote.

(c)       No later than three days after the Required CGI Stockholder Vote is obtained, CGI shall inform NASDAQ regarding the Required CGI Stockholder Vote having been obtained and shall file with the SEC a Current Report on Form 8-K, disclosing the results of the CGI Stockholders’ Meeting.

Section 6.08 Merger Sub Shareholders Meeting. No later than three days after the approval of this Agreement, the Merger and the other Transactions, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Israeli Registrar of Companies of such decision of Merger Sub’s shareholders with respect to the Merger.

Section 6.09 Fees and Expenses.

(a)       Except as otherwise explicitly provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the party incurring such costs and expenses (including, for the elimination of doubt, that CGI shall pay all fees and expenses in relation to the printing and distribution of the Form S-4 and the Proxy Statement, including its attorneys’ and accountants’ fees and expenses).

(b)       In the event that:

(i)       this Agreement is terminated by CGI pursuant to Section 8.01(i) (accepting a CGI Superior Proposal);

(ii)       this Agreement is terminated by NDX pursuant to Section 8.01(h) (change in CGI Board recommendation); or

(iii)       (x) a CGI Takeover Proposal shall have been publicly announced or disclosed or otherwise communicated to CGI or the CGI Board after the date of this Agreement but prior to the termination of this Agreement and this Agreement is terminated pursuant to Section 8.01(c) (failure to obtain Required CGI Stockholder Vote), Section 8.01(e) (lapse of End Date) or Section 8.01(g) (CGI breach) and (y) within twelve (12) months after the date of such termination, CGI enters into an agreement with respect to, or consummates, a Subsequent Transaction in respect of the CGI Takeover Proposal referred to in clause (x);

then CGI shall (A) pay NDX a fee equal to $800,000 (the “CGI Termination Fee”), plus, the CGI Expense Fee, by wire transfer of same day funds to an account designated by NDX and (B) repay and discharge all of CGI’s obligations under the Bridge Loan, in each case substantially concurrently with, or prior to, such termination (in the case of a termination referred to in Section 6.09(b)(i) or Section 6.09(b)(ii)) or within two (2) Business Days following the earlier of entering into the agreement in respect of, or consummation of the Subsequent Transaction referred to in Section 6.09(b)(iii).

As used in this Agreement, the “CGI Expense Fee” means an amount equal to the lesser of (x) $450,000 and (y) the aggregate of all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to NDX), incurred by NDX in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, any filings or submissions under applicable Laws in connection with the Transactions or any other matters related to the Merger and the other Transactions.

(c)       In the event that:

(i)       this Agreement is terminated by NDX pursuant to Section 8.01(k) (accepting an NDX Superior Proposal);

(ii)       this Agreement is terminated by CGI pursuant to Section 8.01(j) (NDX Adverse Recommendation Change); or

(iii)       (x) an NDX Takeover Proposal shall have been publicly announced or disclosed or otherwise communicated to NDX or the NDX Board after the date of this Agreement but prior to the termination of this Agreement and this Agreement is terminated pursuant to Section 8.01(d) (failure to obtain NDX Shareholder Approval), Section 8.01(e) (lapse of End Date) or Section 8.01(f) (NDX breach) and (y) within twelve (12) months after the date of such termination, NDX enters into an agreement with respect to, or consummates, an NDX Subsequent Transaction in respect of the NDX Takeover Proposal referred to in clause (x);

then NDX will pay CGI a fee equal to $800,000 (the “NDX Termination Fee”), plus, the NDX Expense Fee, by wire transfer of same day funds to an account designated by CGI substantially concurrently with, or prior to, such termination (in the case of a termination referred to in Section 6.09(c)(i) or Section 6.09(c)(ii)) or within two (2) Business Days following the earlier of entering into the agreement in respect of, or consummation of, the NDX Subsequent Transaction referred to in Section 6.09(c)(iii).

(d)       As used in this Agreement, the “NDX Expense Fee” means an amount equal to the lesser of (x) $450,000 and (y) the aggregate of all reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors and investment bankers to CGI), incurred by CGI in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, any filings or submissions under applicable Laws in connection with the Transactions or any other matters related to the Merger and the other Transactions.

(e)       Each of CGI and NDX acknowledges that the agreements contained in this Section 6.09 are an integral part of the Merger and the other Transactions and that, without these agreements, each of CGI and NDX, respectively, would not enter into this Agreement. Accordingly, if either CGI or NDX, as applicable, fails promptly to pay the CGI Termination Fee and CGI Expense Fee, or the NDX Termination Fee, NDX Expense Fee (and repay and discharge all of NDX’s obligations under the Bridge Loan), as applicable, if and when due pursuant to this Section 6.09 and, in order to obtain such payment, CGI or NDX, as applicable, commences a suit that results in a judgment against NDX or CGI, as applicable, for the amounts set forth in this Section 6.09, CGI or NDX, as applicable, will pay to the other party interest, from the date such payment was required to be made, on the amounts set forth in this Section 6.09 at a rate per annum equal to the three-month LIBOR (as reported in The Wall Street Journal (Northeast edition) or, if not reported therein, in another authoritative source selected by the party entitled to such amounts) on the date such payment was required to be made (or if no quotation for three-month LIBOR is available for such date, on the next preceding date for which such a quotation is available) plus 150 basis points. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge and agree that (i) in the event that the CGI Termination Fee and the CGI Expense Fee becomes payable and is paid by CGI and all of CGI’s obligations under the Bridge Loan are repaid and discharged when due, the CGI Termination Fee and the CGI Expense Fee, together with such repayment, shall be NDX’s sole and exclusive remedy under this Agreement and in no event shall CGI be required to pay the CGI Termination Fee or the CGI Expense Fee, as applicable, on more than one occasion, and (ii) in the event that the NDX Termination Fee and the NDX Expense Fee becomes payable and is paid by NDX, the NDX Termination Fee and the NDX Expense Fee shall be CGI’s sole and exclusive remedy under this Agreement and in no event shall NDX be required to pay the NDX Termination Fee or the NDX Expense Fee, as applicable, on more than one occasion.

Section 6.10 Certain Tax Matters. For U.S. federal income Tax purposes, each of CGI, NDX and Merger Sub shall report the Merger and the other Transactions in a manner consistent with the Intended Tax Treatment. The parties’ right to take any action disclosed in Section 5.01, 5.02 or 5.03 of the CGI Disclosure Letter or the NDX Disclosure Letter, as applicable, shall be subject to and subordinate to the parties’ respective obligations under this Section 6.10. Each of CGI, NDX and Merger Sub shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment. If required pursuant to the rules and regulations promulgated by the SEC with respect to the Form S-4, each of NDX and CGI shall provide a tax opinion (obtained from reputable outside counsel) with respect to the disclosure contained in the Form S-4 of the anticipated tax consequences of the Merger, each in form and substance required for filing with the Form S-4 pursuant to Item 601(b)(8) of Regulation S-K. The parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the other Transactions contemplated by this Agreement and that none of CGI, NDX and Merger Sub makes any representation or warranty as to the Intended Tax Treatment.

Section 6.11 No CGI Change in Control. Prior to the Closing Date, CGI shall take all actions necessary, including pursuant to actions through its board of directors, to ensure that no “change in control” or similar event has or will occur for the purposes of any CGI Benefit Plan in connection with either the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event).

Section 6.12 Section 16 Matters. Prior to the Effective Time, CGI and NDX each shall take all such steps as may be required to cause any acquisitions of CGI Common Stock (including derivative securities with respect to CGI Common Stock) resulting from the Merger and the other Transactions, by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CGI, to be exempt under Rule 16b-3 promulgated under the Exchange Act. At least five (5) days prior to the Closing Date, NDX shall furnish the following information to CGI for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to CGI: the number of NDX Shares owned by such individual and expected to be exchanged for shares of CGI Common Stock pursuant to the Merger.

Section 6.13 Governance and Employment Matters.

(a)       CGI shall take all necessary action to cause, effective at the Effective Time, the CGI Board to be composed of seven (7) directors, three of whom shall be appointed by CGI, three of whom shall be appointed by NDX and one of whom shall be Dr. Charles Woler who shall serve as Chairman of the CGI Board. CGI and NDX shall identify their respective designees in writing to each other as promptly as practicable following the date of this Agreement and in any case prior to the filing of the Form S-4 with the SEC pursuant to Section 6.01(a), which designees shall be reasonably acceptable to each other. CGI and NDX agree to each take all steps as may be required, in good faith, to maintain a majority of “independent” directors under the rules and regulations of NASDAQ on the CGI Board.

(b)       Effective upon and following the Effective Time, the current Chief Executive Officer of CGI shall continue as the Chief Executive Officer of CGI until the earlier of his resignation or removal or until his successor is duly elected and qualified, as the case may be.

(c)       Effective upon and following the Effective Time, the directors and officers of the Surviving Company, each to hold office in accordance with the Surviving Company Articles, shall be such persons as shall be mutually agreed upon in writing by CGI and NDX, until the earlier of any such persons’ resignation or removal or until his or her successor is duly elected and qualified, as the case may be.

(d)       The key employees of NDX as of the Effective Time as shall be mutually agreed upon by CGI and NDX shall receive employment agreements in form and substance reasonably satisfactory to CGI and NDX, to be effective upon and following the Effective Time.

Section 6.14 Directors’ and Officers’ Indemnification and Insurance.

(a)       NDX agrees that for seven (7) years after the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing (whether under the NDX Charter, applicable Law or otherwise) in favor of the current or former directors, officers, employees and agents of NDX (the “Indemnified Persons”, each, an “Indemnified Person”) acting in such capacities and any indemnification or other agreements of NDX as in effect on the date of this Agreement shall be assumed by the Surviving Company in the Merger and CGI, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

(b)       At or prior to the Effective Time, CGI will purchase a directors’ and officers’ liability insurance policy (such policy, “D&O Insurance”) for seven (7) years after the Effective Time. Such D&O Insurance shall cover acts or omissions occurring prior to the Effective Time covering each such Indemnified Person whom is as of immediately prior to the Effective Time covered by NDX’s officers’ and directors’ liability insurance policy, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of this Agreement. Notwithstanding the foregoing, in lieu of purchasing the D&O Insurance, at any time at or prior to the Effective Time CGI may purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy, covering the same Indemnified Persons and providing the same terms with respect to coverage and amount as under the D&O Insurance, and which by its terms shall provide coverage until the seventh (7th) annual anniversary of the Effective Time.

The rights of each Indemnified Person under this Section 6.14 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person

Section 6.15 Obligations of Merger Sub. CGI shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

Section 6.16 Payment for Third Party Consents. Each of CGI and NDX shall pay all amounts, which payments are expressly required by the terms of any Contract, payable by CGI or NDX, as applicable, in connection with third-party consents, waivers, amendments, and the like, required for the Transactions (if any).

Section 6.17 Interim Financials. Prior to the Effective Time and no later than 45 days after the end of each calendar quarter, NDX shall deliver to CGI quarterly financial statements, together with applicable notes, in compliance with GAAP.

Section 6.18 Updated Capitalization Information. Immediately prior to the Closing, CGI shall deliver to NDX a written document that sets forth all of the information that CGI would have been required to include in Section 3.02 of the CGI Disclosure Letter in order to make the representations and warranties set forth in Section 3.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.18, all references in Section 3.02 to the date of this Agreement shall be deemed to be references to the date of the Closing). Immediately prior to the Closing, NDX shall deliver to CGI a written document that sets forth all of the information that NDX would have been required to include in Section 4.02 of the NDX Disclosure Letter in order to make the representations and warranties set forth in Section 4.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.18, all references in Section 4.02 to the date of this Agreement shall be deemed to be references to the date of the Closing). Notwithstanding the foregoing, nothing contained in this Section 6.18, including the delivery by CGI to NDX and NDX to CGI of the updated capitalization information required by this Section 6.18, shall (i) update any information contained in the CGI Disclosure Letter or the NDX Disclosure Letter, (ii) modify, amend or affect any representation or warranty contained in this Agreement, (iii) permit action or non-action otherwise prohibited by Section 5.01, Section 5.02 or Section 5.03 or (iv) be used to determine whether any condition contained in Article VII shall have been satisfied.

Section 6.19 IIA Notice. Promptly following the execution of this Agreement, but not later than the Closing, in each case in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, (i) CGI shall provide NDX an undertaking required as a consequence of the consummation of the Merger and the Transactions in the IIA’s standard form (the “IIA Undertaking”) and thereafter (ii) NDX shall submit a written notice (the “IIA Notice”) to the IIA regarding the change in ownership of NDX effected as a result of the Merger and the Transactions accompanied by the IIA Undertaking.

Section 6.20 Listing of CGI Common Stock on NASDAQ. Prior to the Effective Time, CGI shall use reasonable best efforts (including paying all applicable listing fees) to cause the shares of CGI Common Stock to be issued as Merger Consideration to be approved for listing on NASDAQ, subject to official notice of issuance. NDX shall reasonably cooperate with CGI in connection with the foregoing, including by providing information reasonably requested by CGI in connection therewith.

Section 6.21 Private Placement. The parties hereto acknowledge and agree, in connection with the Private Placement, to use commercially reasonable efforts from and after the date hereof to procure, as promptly as practicable (in compliance with all applicable securities Laws), Additional Equity Subscriptions, provided, NDX shall have used its reasonable best efforts from and after the date hereof in order that on or before the date that is five (5) days before the commencement by CGI of the mailing of the Proxy Statement to its stockholders, CGI shall have received subscriptions from NDX shareholders pursuant to Subscription Agreements sufficient to provide CGI with aggregate gross proceeds of at least $10 million.

Section 6.22 Amendment of Senior Indebtedness Documents. CGI shall use its reasonable best efforts to effect, or cause to be effected, such amendments and modifications to, and waivers of, the terms and conditions of the Senior Indebtedness Documents as may be reasonably requested by NDX, which amendments, modifications and waivers shall be effective at or prior to the Effective Time; provided, that in no event shall CGI be required to pay any consideration to its lenders or any other third parties or give anything of value to effect, or cause to be effected, any such amendments, modifications and/or waivers, which, in each case, is not conditioned upon consummation of the Closing.

Article VII
Conditions

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

(a)       Certificate of Merger. The Certificate of Merger shall have been received from the Israeli Registrar of Companies.

(b)       NDX Shareholder Approval. The NDX Shareholder Approval shall have been obtained.

(c)       Required CGI Stockholder Vote. The Required CGI Stockholder Vote shall have been obtained.

(d)       Listing. The shares of CGI Common Stock to be issued as Merger Consideration shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

(e)       Regulatory Approvals. Any Required Foreign Regulatory Approvals shall have been obtained and the required 30-day waiting period set forth in Section 323 of the Companies Law shall have lapsed.

(f)       Form S-4. The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(g)       No Injunctions or Restraints; Illegality. No material Injunction preventing the consummation of the Merger or any of the other Transactions shall be in effect. No material statute, rule, regulation or Injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(h)       Cash Available and Advanced. The sum of (i) the gross proceeds from the Equity Investment, (ii) cash on NDX’s balance sheet as of the Effective Time and (iii) the outstanding principal balance of the Bridge Loan shall be not less than $20.0 million.

(i)       Tax Ruling. The Israeli Tax Ruling shall have been obtained.

(j)       Equity Investment. The Equity Investment shall be consummated immediately following but concurrently with the Closing, providing gross proceeds of at least $10.0 million (calculated solely with respect to proceeds from investors who are current NDX Shareholders or officers or directors of NDX).

Section 7.02 Conditions to Obligations of CGI. The obligation of CGI to effect the Merger is also subject to the satisfaction, or waiver by CGI, at or prior to the Effective Time, of the following conditions:

(a)       Representations and Warranties. (i) Each of the representations and warranties of NDX (other than as set forth in Section 4.01 (Corporate Organization), 4.02 (Capitalization), 4.03 (Authority; No Violation), 4.07 (Advisors’ Fees), and 4.08(a) (Absence of Certain Changes or Events)) of NDX set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on NDX, (ii) the representations and warranties of NDX set forth in Section 4.01 (Corporate Organization), 4.03 (Authority; No Violation) and 4.07 (Advisors’ Fee) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of NDX set forth in Section 4.02 (Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the representations and warranties of NDX set forth in Section 4.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement.

(b)       Performance of Obligations of NDX. NDX shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)       Absence of Material Adverse Effect on NDX. Since the date of this Agreement, no event or events or development or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on NDX.

(d)       Officer’s Certificate. The Chief Executive Officer or Chief Financial Officer of NDX shall have delivered to CGI a certificate, certifying the satisfaction of the conditions contained in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

(e)       Lock-Up Agreements. CGI shall have received a lock-up agreement in substantially the form attached hereto as Exhibit E (the “Lock-Up Agreement”) duly executed by each of the shareholders of NDX set forth in Schedule I hereto, which shall be in full force and effect.

Section 7.03 Conditions to Obligations of NDX. The obligation of NDX to effect the Merger is also subject to the satisfaction, or waiver by NDX, at or prior to the Effective Time, of the following conditions:

(a)       Representations and Warranties. (r) Each of the representations and warranties of CGI (other than as set forth in Sections 3.01 (Corporate Organization), 3.02 (Capitalization), 3.03 (Authority; No Violation), Section 3.07 (Advisors’ Fees), 3.08(a) (Absence of Certain Changes or Events) and 3.18(b) (Non infringement)) set forth in this Agreement shall be true and correct on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on CGI, (ii) the representations and warranties of CGI set forth in Sections 3.01 (Corporate Organization), 3.03 (Authority; No Violation), Section 3.07 (Advisors’ Fees) and 3.18(b) (Non infringement) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of CGI set forth in Section 3.02 (Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) the representations and warranties of CGI set forth in Section 3.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement.

(b)       Performance of Obligations of CGI. CGI shall have performed in all material respects all obligations required to be performed by it under this Agreement.

(c)       Absence of Material Adverse Effect on CGI. Since the date of this Agreement, no event or events or development or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CGI.

(d)       Officer’s Certificate. The Chief Executive Officer or Chief Financial Officer of CGI shall have delivered to NDX a certificate, certifying the satisfaction of the conditions contained in Section 7.03(a), Section 7.03(b) and Section 7.03(c).

(e)       Lock-Up Agreements. NDX shall have received (i) a Lock-Up Agreement duly executed by each of the shareholders of CGI set forth in Schedule I hereto, which shall be in full force and effect and (ii) Lock-Up Agreements duly executed and delivered by NDX Shareholders entitled to receive an aggregate of not less than 80% of the Merger Shares, which shall be in full force and effect; provided, that with respect to the immediately preceding clause (ii), such Lock-Up Agreements shall be for a period of 12-months immediately following the Closing Date, and such NDX Shareholders shall include those NDX Shareholders who hold 100% of the NDX Preferred A Shares and the NDX Preferred B Shares immediately prior to the conversion of such shares in accordance with Section 6.04(b).

Article VIII
Termination and Amendment

Section 8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the NDX Shareholder Approval or the Required CGI Stockholder Vote, by action taken or authorized by the board of directors of the terminating party or parties:

(a)       by mutual consent of CGI and NDX in a written instrument;

(b)       by either CGI or NDX if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions; provided that no party may terminate this Agreement pursuant to this Section 8.01(b) if such party’s breach of its obligations under this Agreement proximately contributed to the occurrence of such order;

(c)       by either CGI or NDX if the Required CGI Stockholder Vote shall not have been obtained at the CGI Stockholders’ Meeting or any adjournment or postponement thereof at which the vote was taken; provided that CGI may not terminate this Agreement pursuant to this Section 8.01(c) if CGI’s breach of its obligations under this Agreement was the principal factor contributing to the Required CGI Stockholder Vote not to have been obtained at the CGI Stockholders’ Meeting or any adjournment or postponement thereof;

(d)       by CGI or NDX if the NDX Shareholder Approval shall not have been obtained at the NDX Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken; provided that NDX may not terminate this Agreement pursuant to this Section 8.01(d) if NDX’s breach of its obligations under this Agreement directly resulted in the NDX Shareholder Approval not to have been obtained at the NDX Shareholder Meeting or any adjournment or postponement thereof;

(e)       by either CGI or NDX if the Merger shall not have been consummated on or before March 31, 2019 (the “End Date”), subject to extension under certain circumstances in accordance with the provisions set forth below in this Section 8.01(e); provided that (i) no party may terminate this Agreement pursuant to this Section 8.01(e) if such party’s breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by the End Date (or any extension of the End Date in accordance with the provisions set forth below in this Section 8.01(e)) and (ii) NDX may not terminate this Agreement pursuant to this Section 8.01(e) at any time after the NDX Shareholders Meeting or any adjournment or postponement thereof if the NDX Shareholder Approval shall not have been obtained at the NDX Shareholders Meeting or any such adjournment or postponement thereof; and provided, further, however, that, either Party shall have the right to extend the End Date up to three (3) times for a period of up to an additional thirty (30) days (up to an aggregate of ninety (90) days for all such extensions) in the event that (w) the Form S-4 is still being reviewed or commented on by the SEC, (x) the CGI Stockholders’ Meeting has not yet occurred (y) the mandatory 30 day waiting period under Israeli Law has not lapsed or (z) the Israeli Tax Ruling shall not have been obtained;

(f)       by CGI if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of NDX, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.02(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by NDX by the End Date (as the End Date may be extended in accordance with Section 8.01(e) hereof) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(e) hereof), NDX shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from CGI and thereafter be continuing such good faith efforts;

(g)       by NDX if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of CGI, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.03(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by CGI by the End Date (as the End Date may be extended in accordance with Section 8.01(e) hereof) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(e) hereof), CGI shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from NDX and thereafter be continuing such good faith efforts;

(h)       by NDX, at any time prior to the receipt of the Required CGI Stockholder Vote in the event of a CGI Adverse Recommendation Change;

(i)       by CGI, at any time prior to the receipt of the Required CGI Stockholder Vote in connection with entering into a CGI Acquisition Agreement in accordance with Section 5.06(f); provided that CGI pays NDX the CGI Termination Fee and the CGI Expense Fee and repays and discharges all of its obligations under the Bridge Loan, in each case in accordance with Section 6.09;

(j)       by CGI, at any time prior to the receipt of the Required NDX Shareholder Approval in the event of an NDX Adverse Recommendation Change;

(k)       by NDX, at any time prior to the receipt of the NDX Shareholder Approval in connection with entering into an NDX Acquisition Agreement in accordance with Section 5.05(f); provided that NDX pays CGI the NDX Termination Fee and the NDX Expense Fee, in each case in accordance with Section 6.09.

Section 8.02 Effect of Termination. In the event of termination of this Agreement by either CGI or NDX in accordance with Section 8.01, this Agreement shall forthwith become void and have no effect, and none of CGI, NDX, any of their respective Subsidiaries (if any) or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the Merger and the other Transactions, except that (a) Section 6.09, this Section 8.02, and Article IX (other than Section 9.14 and Section 9.15) and the last sentence of Section 6.02, as well as the Confidentiality Agreement, shall survive any termination of this Agreement and (b) notwithstanding any termination or any contrary provision contained in this Agreement, neither CGI nor NDX shall be relieved or released from liability resulting from the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or for fraud.

Section 8.03 Extension; Waiver. At any time prior to the Effective Time, CGI (on behalf of itself and Merger Sub) and NDX may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of CGI or Merger Sub, in the case of NDX, or NDX, in the case of CGI, (b) waive any inaccuracies in the representations and warranties of CGI or Merger Sub, in the case of NDX, or NDX, in the case of CGI, contained in this Agreement, and (c) waive compliance by CGI or Merger Sub, in the case of NDX, or NDX, in the case of CGI, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX
General Provisions

Section 9.01 Non-survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02 Notices. To be effective under this Agreement, all notices, requests, claims, demands and other communications under this Agreement shall be sent by facsimile transmission or email of a .pdf (or similar) attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that any notice received by facsimile or email transmission or otherwise at the addressee’s location on any Business Day after 6:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:

(a)       if to CGI or Merger Sub, to:

Cancer Genetics, Inc.

201 Route 17 North, 2nd Floor

Rutherford, NJ 07070, USA

Attention: John A. Roberts, President & CEO

Facsimile No.: (201) 528-9201

Email: jay.roberts@cgix.com

with a copy (which shall not constitute notice) to:

Lowenstein Sandler LLP

One Lowenstein Drive

Roseland, NJ 07068

Attn: Alan Wovsaniker, Esq.

Facsimile: (973) 597-2565

Email : awovsaniker@lowenstein.com

And to:

Meitar, Liquornik, Geva, Leshem, Tal, Law Offices

16 Abba Hillel Road

Ramat-Gan 5250608, Israel

Attn: David S. Glatt, Adv.

Facsimile: (972-3) 610-3111

Email: dglatt@meitar.com

(b)       if to NDX, to:

Jerusalem Bio-Park, Hadassah Ein Kerem campus, 1st Kiryat Hadassah,

Minrav Building

Jerusalem, Israel, 9112001

Attention: Haim Gil-Ad, CEO

E-mail: haim@novellusdx.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Attn: Robert L. Grossman, Esq.

          Drew M. Altman, Esq.

Facsimile: (305) 961-5756

                  (305) 961-5589

Email: grossmanb@gtlaw.com

           altmand@gtlaw.com

And to:

Amit, Pollak, Matalon & Co.

APM House, 18 Raoul Wallenberg Street, Tel Aviv, Israel

Attention: Adv. Ian Rostowsky

Facsimile. 972-3-568 9001

Email: ian_ro@apm-law.com

Section 9.03 Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

“102 Trustee” means, with respect to any NDX Option, the trustee who holds or controls such NDX Option and the underlying NDX Ordinary Shares issuable upon exercise of such NDX Option pursuant to the provisions of Section 102.

“104H Trustee” means, a trustee nominated under a ruling from the ITA, who shall hold the Merger Consideration paid to NDX shareholders under a tax arrangement in accordance with section 104H of the Israeli Income Tax Ordinance.

“Acceptable Confidentiality Agreement” means a confidentiality agreement determined by CGI in good faith to provide for terms substantially no less restrictive to CGI’s counterparty thereto than those contained in the Confidentiality Agreement that are applicable to NDX (it being understood that such confidentiality agreement need not include any “standstill” or similar provision).

“Additional Equity Subscriptions” means those certain subscription agreements with respect to the Private Placement (which subscription agreements shall be substantially identical in form and substance, including price, to the Subscription Agreements) to be entered into by certain investors of NDX or CGI and/or other third parties with CGI, dated as of a date after the date hereof and prior to the Closing Date (excluding, for the avoidance of doubt, the Initial Equity Subscriptions), to purchase shares of CGI Common Stock and warrants, the closing of which will be conditioned on the concurrent Closing of the Merger.

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Rutherford, New Jersey or Tel-Aviv, Israel.

“CGI Bylaws” means the Bylaws of CGI, as amended and in effect as of the date hereof.

“CGI Charter” means the Certificate of Incorporation of CGI, as amended and in effect as of the date hereof.

“CGI Common Stock” means the common stock of CGI, par value $0.0001 per share.

“CGI ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with CGI or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“CGI Transaction Representative” means (a) directors, officers and employees of CGI and each of its Subsidiaries and controlled Affiliates and (b) investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by CGI or any of its Subsidiaries or controlled Affiliates in connection with the Merger and the other Transactions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Equity Interest” of any Person means any (i) capital stock, membership or partnership interest, unit or other ownership interest of or in such Person, (ii) securities directly or indirectly convertible into or exchangeable for any for the foregoing, (iii) options, warrants or other rights directly or indirectly to purchase or subscribe for any of the foregoing or securities convertible into or exchangeable for any of the foregoing or (iv) Contracts, commitments, and agreements relating to the issuance of any of the foregoing or giving any Person the right to participate in or receive any payment based on the profits or performance of such Person (including any equity appreciation, phantom equity or similar plan or right).

“External CGI Transaction Representative” means any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by CGI or any of its Subsidiaries or controlled Affiliates other than in connection with the Merger and the other Transactions.

“Forfeitures and Cashless Settlements” by any Person means (a) the forfeiture or satisfaction of stock options, restricted stock and other stock-based awards of such Person, (b) the acceptance by such Person of shares of common stock of such Person as payment for the exercise price of stock options of such Person and (c) the acceptance by such Person of shares of common stock of such Person for withholding taxes incurred in connection with the exercise of stock options of such Person or the vesting or satisfaction of stock options, restricted stock and other stock-based awards of such Person, in the case of each of the foregoing clauses (a), (b) and (c).

“IFRS” means International Financial Reporting Standards.

“IIA” means the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist, of the Ministry of Economy and Industry of the State of Israel.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person, whether direct or indirect, (a) for borrowed money (including overdraft facilities), (b) for liabilities secured by any Lien existing on property owned or acquired and subject thereto, (c) evidenced by notes, bonds, debentures or similar Contracts, (d) for the deferred purchase price of property, goods or services, including in connection with the acquisition of any business or non-competition agreement (other than trade payables or accruals incurred in the ordinary course of business), (e) under capital leases (in accordance with GAAP), (f) in respect of letters of credit and bankers’ acceptances, (g) for Contracts relating to interest rate protection, swap agreements, factoring, hedging and collar agreements, (h) in the nature of premiums (prepayment or otherwise) or penalties in connection with the obligations described in clauses (a) through (g) above, and (h) in the nature of guarantees of the obligations described in clauses (a) through (g) above of any other Person.

“Intellectual Property Rights” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names (including top level domain names and global top level domain names) and social media identifiers, handles and tags, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy.

“IRS” means the Internal Revenue Service of the United States.

“Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder.

“ITA” means Israel Tax Authority.

“Knowledge” or “knowledge” means (i) with respect to NDX, the actual knowledge of those persons set forth in Section 9.03(a) of the NDX Disclosure Letter and (ii) with respect to CGI, the actual knowledge of those persons set forth in Section 9.03(b) of the CGI Disclosure Letter, in each case together with such knowledge that would be acquired by such persons through their respective reasonable inquiry of such persons’ direct reports consistent with prevailing standards of professional conduct.

“Lien” means any lien, pledge, mortgage, option, right of first refusal, deed of trust, security interest or any similar encumbrance.

“Material Adverse Effect” with respect to any Person means any events or developments that, individually or in the aggregate, (a) have, or are reasonably expected to have, a material adverse effect on the business, properties, assets (including intangible assets), condition (financial or otherwise), capitalization, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect that results from or arises in connection with (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts, natural disasters or otherwise) to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which such Person operates to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect; (iii) changes in GAAP or applicable Law; (iv) any failure to meet internal projection or forecasts for any period; and (iii) changes, effects or circumstances resulting from the announcement or pendency of this Agreement (including such changes or effects on relationships, contractual or otherwise, with customers, suppliers, manufacturers, distributors, partners or employees, proximately caused thereby), or (b) prevent or materially delay the ability of such Person to consummate the Transactions.

“NDX Acceptable Confidentiality Agreement” means a confidentiality agreement determined by NDX in good faith to provide for terms substantially no less restrictive to NDX’s counterparty thereto than those contained in the Confidentiality Agreement that are applicable to CGI (it being understood that such confidentiality agreement need not include any “standstill” or similar provision).

“NDX ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with NDX as a “single employer” within the meaning of Section 414 of the Code.

“NDX Ordinary Shares” means the ordinary shares of NDX, nominal value NIS 0.01 per share.

“NDX Ordinary A Shares” means the ordinary A shares of NDX, nominal value NIS 0.01 per share.

“NDX Ordinary B Shares” means the ordinary B shares of NDX, nominal value NIS 0.01 per share.

“NDX Preferred A Shares” means the Series A Preferred Shares of NDX, nominal value NIS 0.01 per share.

“NDX Preferred B Shares” means the Series B Preferred Shares of NDX, nominal value NIS 0.01 per share.

“NDX Preferred B-1 Shares” means the Series B-1 Preferred Shares of NDX, nominal value NIS 0.01 per share.

“NDX Preferred Shares” means, collectively, NDX Preferred A Shares, NDX Preferred B Shares and NDX Preferred B-1 Shares.

“NDX Shareholder” means a record or beneficial owner of any NDX Shares immediately prior to the Effective Time.

“NDX Shares” means, collectively, the NDX Ordinary Shares, the NDX Preferred Shares and any and all other shares of NDX of any series issued and outstanding as of immediately prior to the Effective Time.

“NDX Subsequent Transaction” means a transaction with respect to or pursuant to an NDX Takeover Proposal (with all references to 20% in the definition of “NDX Takeover Proposal” being treated as references to 50% for these purposes).

“NIS” means New Israeli Shekels.

“Permitted Convertible Debt” means Indebtedness incurred by CGI for borrowed money (i) issued with no discount, (ii) having a maturity date that is in no event prior to the earlier of (x) the 90th day immediately following the Effective Time and (y) the date on which this Agreement is terminated in accordance with Section 8.01, (iii) the principal and interest of which are mandatorily and automatically convertible pursuant to the terms of such Indebtedness into the Equity Investment without discount and are otherwise on the same terms as all other investors in the Equity Investment and (iv) which complies with, and does not cause or result in a default or an event of default under, the Senior Indebtedness Documents.

“Permitted Insider Convertible Debt” means Permitted Convertible Debt issued by CGI to any of its officers, directors or holders of 10% or more of the issued and outstanding CGI Common Stock (calculated at the time of issuance of such Permitted Insider Convertible Debt).

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Registered IP” means all issued or pending Patents, Trademark registrations and applications for registration of Trademarks, copyright registrations and applications for registration of copyrights and Internet domain names.

“Representative” means, with respect to any Person, such Person’s and each of its respective Subsidiaries’ and controlled Affiliates’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Required Foreign Regulatory Approvals” means those sanctions, rulings, Consents, exemptions, early terminations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set forth in Section 9.03(c) of the CGI Disclosure Letter.

“Revolving Line of Credit” means the $6,000,000 revolving line of credit under that certain Amended and Restated Loan and Security Agreement, dated March 22, 2017, by and among Silicon Valley Bank, CGI and Gentris, LLC, as amended and in effect on the date of this Agreement.

“Section 102” means Section 102 of the Israeli Tax Ordinance.

“Section 102 Options” means NDX Options that were granted pursuant to the provisions of Section 102(b)(2) of the Israeli Tax Ordinance.

“Section 102 Shares” means NDX Ordinary Shares issued upon exercise of Section 102 Options.

“Senior Indebtedness” means the Indebtedness evidenced by any Senior Indebtedness Documents, including all principal and interest together with other Indebtedness and costs and expenses for which Borrower or any of its Subsidiaries is responsible under the Senior Indebtedness Documents.

“Senior Indebtedness Documents” means all instruments, agreements and documents, whether now or hereafter existing executed in connection with the Senior Indebtedness, including, without limitation (i) that certain Amended and Restated Loan and Security Agreement, dated as of March 22, 2017, by and among Silicon Valley Bank, CGI and Gentris, LLC and (ii) that certain Loan and Security Agreement, dated as of March 22, 2017, by and among Partners for Growth IV, L.P., CGI and Gentris, LLC, in each case of the immediately preceding clauses (i) and (ii), as such agreement have been or may be amended in accordance with its terms.

“Subsequent Transaction” means a transaction with respect to or pursuant to a CGI Takeover Proposal (with all references to 20% in the definition of “CGI Takeover Proposal” being treated as references to 50% for these purposes).

“Subsidiary,” when used with respect to any Person, means any other Person, whether incorporated or unincorporated, (A) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (B) a majority of the Equity Interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, and the term “CGI Subsidiary” means any direct or indirect Subsidiary of CGI.

“Tax” means (a) any taxes (including foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital gains, land betterment, purchase, alternative minimum, profit, value added, net worth, documentary stamp, production, business and occupation, disability, employment, health tax, National Insurance, payroll or severance), levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other similar charges imposed by any Governmental Entity, including any interest, linkage differentials, indexing, additions to tax or penalties applicable thereto, (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) and (c) any liability for Taxes described in clause (a) or (b) as a transferee or successor.

“Tax Authority” means the IRS, the ITA and any other Governmental Entity responsible for the administration of Tax.

“Tax Return” means any return, filing, report, questionnaire, information statement or other document (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) relating to Taxes, including any amendments thereof.

“Transactions” means, collectively, the Merger and the other transactions contemplated by this Agreement.

Section 9.04 Other Defined Terms. The following capitalized terms have the meanings in the locations within this Agreement indicated below.

Defined Term	Location
102 Trust Period	Section 2.02(h)
2008 Plan	Section 3.02(a)(i)
2011 Plan	Section 3.02(a)(i)
Adjusted Outstanding CGI Shares	Section 2.01(b)(i)
Advisor	Section 3.07
Agreement	Preamble
Amended AOA	Section 6.04(b)
Anti-Corruption Laws	Section 3.22
Antitrust Laws	Section 3.04
Bankruptcy Exceptions	Section 3.03(a)
Bridge Loan	Recitals
Bridge Loan Agreement	Recitals
Certificate of Merger	Section 1.03

Defined Term	Location
CGI	Preamble
CGI Acquisition Agreement	Section 5.06(a)
CGI Adverse Recommendation Change	Section 5.06(f)
CGI Benefit Plan	Section 3.11(a)
CGI Board	Recitals
CGI Capital Stock	Section 3.02(a)(i)
CGI Expense Fee	Section 6.09(b)(ii)
CGI Fairness Opinion	Section 3.23
CGI IP Rights	Section 3.18(a)
CGI Licenses	Section 3.13(a)
CGI Material Contract	Section 3.14(a)
CGI Percentage	Section 2.01(b)(iii)
CGI Permits	Section 3.21(b)
CGI Preferred Stock	Section 3.02(a)(i)
CGI Related Party Agreement	Section 3.14(a)(xiv)
CGI Regulatory Agency	Section 3.21(b)
CGI SEC Reports	Section 3.05
CGI Stock Options	Section 3.02(a)(i)
CGI Stock Plans	Section 3.02(a)(i)
CGI Stockholder Matters	Section 3.03(b)
CGI Stockholder Meeting	Section 3.03(b)
CGI Superior Proposal	Section 5.06(e)
CGI Takeover Proposal	Section 5.06(b)
CGI Termination Fee	Section 6.09(b)(ii)
CGI Voting Debt	Section 3.02(b)
CGI Warrants	Section 3.02(a)(i)
CGI’s Financial Advisor	Section 3.07
Certificate	Section 2.01(a)
Certificate of Adjusted Outstanding CGI Shares	Section 2.01(b)(i)
Closing	Section 1.02
Companies Law	Section 1.01
Confidential CGI IP	Section 3.18(c)
Confidential NDX IP	Section 4.19(e)
Confidentiality Agreement	Section 6.02
Consents	Section 6.03(c)
D&O Insurance	Section 6.14(b)
DGCL	Section 3.02(a)(i)
Effective Time	Section 1.03
Equity Interests	Section 3.02(a)(i)
Equity Investment	Recitals
ERISA	Section 3.11(b)
Exchange Act	Section 3.04
Exchange Agent	Section 2.02(a)
FDA	Section 3.21(b)
FDCA	Section 3.21(b)
Governmental Entity	Section 3.04
Governmental Grant	Section 3.26
Health Care Law	Section 3.21(b)
IIA Notice	Section 6.19
IIA Undertaking	Section 6.19
Iliad Convertible Note	Section 2.01(b)(i)
Initial Equity Subscriptions	Recitals

Defined Term	Location
Injunction	Section 3.03(c)
Intended Tax Treatment	Recitals
Israeli Tax Ruling	Section 2.02(i)(ii)
Israeli Registrar of Companies	Section 1.03
Law	Section 3.13(a)
Licenses	Section 3.13(a)
Lien	Section 3.01(b)(ii)
Merger	Section 1.01
Merger Consideration	Section 2.01(a)
Merger Proposal	Section 6.05
Merger Shares	Section 2.01(b)(ii)
Merger Sub	Preamble
NASDAQ	Section 3.04
NDX	Preamble
NDX 2012 Plan	Section 4.02(a)(i)
NDX Acquisition Agreement	Section 5.05(a)
NDX Adverse Recommendation Change	Section 5.05(f)
NDX Benefit Plan	Section 4.11(a)
NDX Board	Recitals
NDX Charter	Section 4.01(b)
NDX Expense Fee	Section 6.09(d)
NDX Financial Statements	Section 4.06(a)
NDX IP Rights	Section 4.19(a)
NDX Licenses	Section 3.13(a)
NDX Material Contract	Section 4.14(a)
NDX Options	Section 4.02(a)(i)
NDX Percentage	Section 2.01(b)(iv)
NDX Permits	Section 4.22(b)
NDX Regulatory Agency	Section 4.22(b)
NDX Share Capital	Section 4.02(a)(i)
NDX Shareholder Approval	Section 4.03(a)
NDX Shareholder Meeting	Section 4.03(a)
NDX Superior Proposal	Section 5.05(e)
NDX Takeover Proposal	Section 5.05(b)
NDX Termination Fee	Section 6.09(c)
NDX Warrants	Section 4.02(a)(i)
Notice of CGI Adverse Recommendation Change	Section 5.06(f)
Notice of NDX Potential Superior Proposal	Section 5.05(f)
Payor	Section 2.02(i)(i)
PHSA	Section 3.21(b)
Private Placement	Recitals
Proxy Statement	Section 3.04
Regulatory Agencies	Section 3.05
Remaining Merger Shares	Section 2.01(a)(2)
Required CGI Stockholder Vote	Section 3.03(b)
Sarbanes-Oxley Act	Section 3.06(f)
SEC	Section 3.04
Section 102 Option Consideration	Section 2.02(h)
Securities Act	Section 3.04
Subscription Agreements	Recitals
Surviving Company	Section 1.01
Surviving Company Articles	Section 1.05
Takeover Statute	Section 3.16
Valid Certificate	Section 2.02(i)(i)
Voting Agreement	Recitals

Section 9.05 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms contained in Section 9.04 and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Schedule, Annex or Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The term “made available” and words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to the other party on the applicable due diligence data site, maintained by a party for the purpose of the Merger and the other Transactions, in each case prior to the date hereof, or (b) publicly available by virtue of the relevant party’s filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act on or after January 1, 2017 and prior to the date of this Agreement. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto. The CGI Disclosure Letter and the NDX Disclosure Letter set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the CGI Disclosure Letter or NDX Disclosure Letter, as the case may be, relates; provided that any fact or item that is disclosed in any section of the CGI Disclosure Letter or the NDX Disclosure Letter so as to make its relevance (i) to other representations made elsewhere in the Agreement, or (ii) the information called for by other sections of the CGI Disclosure Letter or the NDX Disclosure Letter reasonably apparent shall be deemed to qualify such representations or to be disclosed in such other sections of the CGI Disclosure Letter, the NDX Disclosure Letter, as the case may be, notwithstanding the omission of any appropriate cross-reference thereto; provided, further that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in either such disclosure schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on CGI or NDX, as the case may be. Except where the context otherwise requires, references to the “other party” or “either party” will be deemed to refer to CGI and Merger Sub, collectively, on the one hand, and NDX, on the other hand. All electronic communications from a Person delivered in accordance with Section 9.02 shall be deemed to be “written” for purposes of this Agreement.

Section 9.06 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner adverse in any material respect to any party or such party waives its rights under this Section 9.06 with respect thereto.

Section 9.07 Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile or other electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Agreement.

Section 9.08 Entire Agreement; No Third Party Beneficiaries. This Agreement, taken together with the NDX Disclosure Letter, the CGI Disclosure Letter, the Confidentiality Agreement and the other agreements entered into in connection with preserving the confidentiality of information, (a) constitutes the entire agreement, and supersedes all prior agreements (other than the Confidentiality Agreement and the other agreements entered into in connection with preserving the confidentiality of information) and understandings, both written and oral, among the parties with respect to the Merger and the other Transactions and (b) is not intended to, and does not, confer upon any Person other than the parties any rights or remedies. Notwithstanding anything to the contrary herein, following the Effective Time, (i) the provisions of Article II relating to the payment of the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.02(c) shall be enforceable by holders of NDX Shares at, or immediately prior to, the Effective Time as provided therein and (ii) the Indemnified Persons are intended third party beneficiaries of Section 6.14.

Section 9.09 GOVERNING LAW. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of THE STATE OF DELAWARE, UNITED STATES OF AMERICA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR OTHERWISE) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION; except that provisions related to the internal affairs of NDX, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws.

Section 9.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 9.11 Specific Enforcement. The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.01, the parties shall be entitled to an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.12, without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 9.11 are an integral part of the Merger and the other Transactions and that, without these agreements, the parties would not have entered into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.12 Jurisdiction. Each of the parties hereto hereby (a) agrees that any claim, suit, action or other proceeding, directly or indirectly, arising out of, under or relating to this Agreement, its negotiation or the Merger and the other Transactions, will be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, action, suit or other proceeding relating to this Agreement will be brought by it or any of its Affiliates except in such court), subject to any appeal, provided that if jurisdiction is not then available in the Chancery Court of the State of Delaware, then any such claim, suit, action or other proceeding may be brought in any Delaware state court or any federal court located in the State of Delaware and (b) irrevocably and unconditionally submits to the exclusive jurisdiction of any such court in any such claim, suit, action or other proceeding and irrevocably and unconditionally waives the defense of an inconvenient forum to the maintenance of any such claim, suit, action or other proceeding. Each of the parties hereto further agrees that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document by U.S. registered mail to such Person’s respective address set forth in Section 9.02 will be effective service of process for any claim, action, suit or other proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. The parties hereto hereby agree that a final judgment in any such claim, suit, action or other proceeding will be conclusive, subject to any appeal, and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 9.13 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR RELATING TO THIS AGREEMENT, ITS NEGOTIATION, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.13.

Section 9.14 Publicity. The parties agree that the initial press release to be issued with respect to the Merger and the other Transactions shall be a joint press release to be reasonably agreed upon by CGI and NDX. Except (a) with respect to any CGI Adverse Recommendation Change or NDX Adverse Recommendation Change and releases relating to the foregoing made in accordance with the terms of this Agreement, and (b) with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 9.14 or any communications plan or strategy previously agreed on by the parties, CGI and NDX shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 9.15 Compliance with Deadlines. Failure by either CGI or NDX to comply with the timing deadlines set forth in the first sentence of Section 6.01(a), after using reasonable best efforts to so comply, shall not be deemed a breach of this Agreement by such party for so long as such party continues to use reasonable best efforts to cure such failure as promptly as practicable.

[Remainder of page left intentionally blank]

IN WITNESS WHEREOF, CGI, Merger Sub, and NDX have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CANCER GENETICS, INC.

By:	/s/ John A. Roberts
Name:	John A. Roberts
Title:	Chief Executive Officer

WOGOLOS LTD.

By:	/s/ John A. Roberts
Name:	John A. Roberts
Title:	Director

NOVELLUSDX LTD.

By:	/s/ Haim Gil-Ad
Name:	Haim Gil-Ad
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Schedule I

Shareholders Signing Voting Agreements

NDX Shareholders:

Haim Gil-Ad

Intercure Ltd.

Pontifax(Israel) IV, L.P

Pontifax (Cayman) IV, L.P.

Pontifax (China) IV, L.P.

OrbiMed Israel Partners II, L.P.

Gilad Moran

Moran Hitech Ltd.

Helsinn Investment Fund S.A. SICAR

BCIF Pty Ltd.

Windham Ventures Partners

CGI Shareholders:

John A. Roberts

Ralf Brandt

John Pappajohn

Raju S.K. Chaganti, Ph.D.

Edmund Cannon

Franklyn G. Prendergast, M.D., Ph.D.

Michael J. Welsh

Geoffrey Harris

Howard McLeod

Thomas F. Widmann